SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.





                                    FORM U5S



                                  ANNUAL REPORT



                      For the Year Ended December 31, 1998






                              Filed Pursuant to the
                   Public Utility Holding Company Act of 1935

                                       by



                           NEW CENTURY ENERGIES, INC.
                                1225 17TH STREET
                                DENVER, CO 80202

                                     TABLE OF CONTENTS


                                                                      Page
                                                                     Number

Item 1.  System Companies and Investments Therein as of
          December 31, 1998 ..................................         1

Item 2.  Acquisitions or Sales of Utility Assets..............         5

Item 3.  Issue, Sale, Pledge, Guarantee or Assumption of System
           Securities ........................................         6

Item 4.  Acquisition, Redemption or Retirement of System Securities    8

Item 5.  Investments in Securities of Nonsystem Companies......       11

Item 6.  Officers and Directors................................       11

Item 7.  Contributions and Public Relations....................       27

Item 8.  Service, Sales and Construction Contracts.............       29

Item 9.  Wholesale Generators and Foreign Utility Companies....       29

Item 10. Financial Statements and Exhibits.....................       32

Signature   ......................................................    51

ITEM 1.  SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 1998

                                               Number of
           Name of Company (1)                   Common       % of Voting        Issuer        Owner's
     (and abbreviations used herein)          Shares Owned        Power        Book Value    Book Value
     -------------------------------          ------------        -----        ----------    ----------
                                                                                 (000s)        (000s)
  New Century Energies, Inc. (NCE)
     Public Service Company of Colorado               100           100         $1,627,332    $1,627,332
        (PSCo) (1)
      1480 Welton, Inc. (1480)                      4,049           100              7,615         7,615
      PSR  Investments, Inc.  (PSR)               363,190           100              5,666         5,666
      Green and Clear Lakes Company                 2,500           100                102           102
      Fuel Resources Development Co.(FUELCO)*     159,000           100              1,175         1,175
      PS Colorado Credit Corporation(PSCCC)     1,959,747           100             23,675        23,675

     Southwestern Public Service Company (SPS)        100           100            738,220       738,220

     Cheyenne Light, Fuel and Power               104,000           100             21,942        21,942
       Company (CLF&P)
     WestGas InterState, Inc. (WGI)                60,000           100                826           826
     New Century Services, Inc. (NCS)               1,000           100                  1             1
     NC Enterprises, Inc.                           1,000           100            185,167       185,167
      New Century International, Inc.(NCI)(5)       1,000           100            349,563       349,563

        Yorkshire Power Group Limited         440,000,002            50            666,000       333,000
         Yorkshire Holdings plc                                     100            666,000       333,000
          Yorkshire Electricity Group         159,270,953           100            666,000       333,000
            plc (a FUCO) (9)
         Yorkshire Power Finance Limited            1,000           100                  -             -
        The Independent Power                      52,650          21.6              1,752           394
           Corporation plc (IPC)(a FUCO) (1,9)
        ep3, L.L.C.  (2,3)                                           50             (2,992)       (1,496)
        ep3 LP*  (2,3)                                               50                  -             -
        Independent Power International(IPI)(1)
          (an EWG)                                                 21.6               (584)         (126)
           Corporation Independiente de                             100
           Energia S.A. (CIESA) (an EWG) (8)
           Central Piedra Buena S.A.                                 39
              (Piedra Buena) (an EWG)(8)
      New Century-Cadence, Inc.                     1,000           100              1,603         1,603
        Cadence Network, L.L.C (3)                                 33.3              1,853           617
      Quixx Corporation                            51,000           100             77,310        77,310
        Quixx Louisville, L.L.C.                                    100              5,958         5,958
        KES Montego, Inc.                           1,000           100                 32            32
         KES Jamaica, L.P. (General                                   1                  5             -
           Partner)(an EWG)(2)


        Quixx Jamaica, Inc.                        10,000           100              3,551         3,551
         KES Jamaica, L.P. (Limited                                  99                  5             5
         Partner)(an EWG)(2)

                                               Number of
           Name of Company (1)                   Common       % of Voting        Issuer        Owner's
     (and abbreviations used herein)          Shares Owned        Power        Book Value    Book Value
     -------------------------------          ------------        -----        ----------    ----------
                                                                                 (000s)        (000s)

        Carolina Energy, Limited Partnership*                      32.33                 -             -
        (Limited Partner)(2)
        Quixx Carolina, Inc.                       10,000            100                 1             1
         Carolina Energy, Limited                                      1                 -             -
          Partnership *(General Partner)(2)
        Windpower Partners 1994, L.P.                              24.67         $  14,204      $  3,567
        (Limited Partner)(2)
        Quixx Mustang Station, Inc.                10,000            100                (2)           (2)
         Denver City Energy Associates, L.P.                         0.5            (5,600)          (28)
         (General Partner)(an EWG) (2)
        Quixx WPP94, Inc.                          10,000            100                (4)           (4)
         Windpower Partners 1994, L.P.                              0.33            14,204            47
         (General Partner)(2)
        Quixx Power Services, Inc.                  1,000            100               383           383
        Quixx WRR, L.P. (General Partner)(2)                           1             4,001            40
        Quixx Resources, Inc.                      10,000            100             3,117         3,117
         Quixx WRR, L.P. (Limited Partner)(2)                         99             4,001         3,961
         Borger Energy Associates, L.P.                             49.5            (1,210)         (539)
         (Limited Partner) (2,4)
         Denver City Energy Associates, L.P.                        49.5            (5,600)       (2,772)
           (Limited Partner) (an EWG) (2)
        Quixx Borger Cogen, Inc. (4)               10,000            100                (5)           (5)
         Borger Energy Associates, L.P.                             0.45            (1,210)           (5)
         (General Partner)  (2,4)
           Borger Funding Corporation                 100            100                 -             -
        Quixxlin Corp.  (4)                        10,000            100                32            32
         Quixx Linden, L.P. (General                                 0.5             6,034            30
          Partner)(2)
        Quixx Linden, L.P. (Limited                                 49.5             6,034         2,987
          Partner)(2)
        BCH Energy L.P.*                                            42.2                 -             -
        Mosbacher Power International,                                                             4,028
          L.L.C.(6)
      Utility Engineering Corporation (UE)         72,000            100            44,773        44,773
        Universal Utility Services Company (UUS)    1,000            100             2,691         2,691
        Precision Resource Company                  1,000            100               268           268
      ep3, L.L.C.(2)                                                  50            (2,992)       (1,496)
      Natural Fuels Corporation (1)            15,679,876          83.63             3,813         3,189
        Natural/Total Limited Liability                               50               827           414
          Company
         Natural/Total/KN Limited Partnership                      66.67               166            95
       Natural/Peoples Limited                                        25               242            63
  Liability Company
      e prime, inc.                             1,807,719            100            26,340        26,340
        Young Gas Storage Company                   1,000            100             5,434         5,434
         Young Gas Storage Company, Ltd.                            47.5            13,676         6,529

                                               Number of
           Name of Company (1)                   Common       % of Voting        Issuer        Owner's
     (and abbreviations used herein)          Shares Owned        Power        Book Value    Book Value
     -------------------------------          ------------        -----        ----------    ----------
                                                                                 (000s)        (000s)

        Texas-Ohio Gas, Inc.                    1,000,000            100            (1,369)       (1,369)
        Texas-Ohio Pipeline, Inc.               1,000,000            100             2,215         2,215
        ep3  L.P.*  (2)                                               50                 -             -
        Johnstown Cogeneration Company,L.L.C.                         50             2,427         1,214

        e prime Networks, Inc. *                      100            100               100             -
        e prime projects international,Inc. *         100            100               100         2,887

           e prime operating, Inc.                    100            100               100          (186)
        e prime (Belize) limited *                                                       -
        e prime Energy Marketing, Inc.*               100            100               100             -
        The Planergy Group, Inc. (4)                1,000            100            12,025        12,025
         Planergy, Inc. (4)                           875            100             9,007         9,007
         Planergy Limited (4)*                                       100                 -             -
         USA - Planergy L.L.C.(4)*                                    49                 -             -
         First American Energy                                        50                 -             -
         Alliance, L.L.C. (4)*
         Southeast Energy Alliance, LLC(4)*                           50                 -             -
         Planergy New York, Inc. (4)*                  875           100                 -             -
         Planergy (Delaware), Inc. (4)*                100             -                 -             -
         Planergy Services, Inc. (4)                 1,000           100             9,649         9,649
           Planergy Energy Services                     25           100              (674)         (674)
           Corporation (4)
           Planergy Services USA, Inc. (4)           3,000           100                50            50
           Planergy Services of Texas, Inc. (4)        500           100                58            58
           Planergy Services of                        500           100               302           302
           Houston, Inc. (4)
           Cogeneration Capital                     79,460           100                15            15
           Associates, Inc. (4)
           Planergy Services of                     15,000           100               498           498
           California (4)
         Planergy Power II, Inc. (4)*                1,000           100                 -             -
      NCE Communications, Inc (7)                      100           100               100             -             -
      New Century-Centrus, Inc. (4)                  1,000           100               786           786
        Centrus, L.L.P. (4)                                         33.3             2,357           786

* Inactive Subsidiaries

NOTES

(1) PSCo also holds a controlling interest in several other relatively small ditch and water companies whose capital requirements are not significant. Certain other subsidiaries of IPC, IPI and Natural Fuels hold controlling or minority interest in other relatively small companies whose capital requirements are not signifcant.

(2) Subsidiaries of more than one system company are:

Name of Subsidiary                                     System Company Owners                  Investment by Owner
------------------                                     ---------------------                  -------------------
KES Jamaica, LP                                 KES Montego, Inc. (General Partner 1%)           $    -
                                             Quixx Jamaica, Inc. (Limited Partner 99%)                5

Carolina Energy, L.P.                       Quixx Corporation (Limited Partner 32.33%)                -
                                             Quixx Carolina, Inc. (General Partner 1%)                -

Windpower Partners 1994, L.P.               Quixx Corporation (Limited Partner 24.67%)            3,567
                                              Quixx WPP94, Inc. (General Partner .33%)               47

Denver City Energy Associates, L.P.  Quixx Mustang Station, Inc. (General Partner 0.5%)             (28)
                                          Quixx Resources, Inc. (Limited Partner 49.5%)          (2,772)

Borger Energy Associates, L.P.            Quixx Resources, Inc. (Limited Partner 49.5%)            (539)
                                        Quixx Borger Cogen, Inc. (Limited Partner 0.5%)              (5)

Quixx Linden, L.P.                               Quixxlin Corp. ( General Partner 0.5%)              30
                                             Quixx Corporation ( Limited Partner 49.5%)           2,987

ep3 L.L.C                                                  NC Enterprises, Inc. (33.3%)          (1,496)
                                               Independent Power Americas, Inc. (33.3%)          (1,496)

Quixx WRR, L.P.                            Quixx Resources, Inc. (Limited Partner (99%)           3,961
                                                 Quixx Corporation (General Partner 1%)              40

ep3 L.P.                            Independent Power Corporation (Limited Partner 50%)               -
                                                    e prime, Inc. (Limited Partner 50%)               -

(3) Non corporate subsidiaries are:

                                                                     Equity
Name of Subsidiary                    Type of Organization          Investment
------------------                    --------------------         -----------
Cadence Network, L.L.C                Limited Liability Company       $  627
Quixx Louisville, L.L.C.              Limited Liability Company        5,958
KES Jamaica L.P.                      Limited Partnership                  5
Carolina Energy, Limited Partners     Limited Partnership                  -
Windpower Partners 1994, L.P.         Limited Partnership              3,614
Denver City Energy Associates, L.P.   Limited Partnership             (2,800)
Quixx WRR, L.P.                       Limited Partnership              4,001
Borger Energy Associates, L.P.        Limited Partnership               (544)
Quixx Linden, L.P.                    Limited Partnership              3,017
Mosbacher Power International L.L.C   Limited Liability Company        4,028
Natural/Total                         Limited Liability Company          414
Natural/Total/KN                      Limited Partnership                 95
Natural/Peoples                       Limited Liability Company           63
Young Gas Storage Company, Ltd        Limited Liability Company        6,529
Johnstown Cogeneration Company L.L.C  Limited Liability Company        1,214
e prime (Belize) Limited              Limited Liability Company            -
ep3 L.P.                              Limited Partnership                  -
ep3 L.L.C                             Limited Liability Company       (2,992)
USA - Planergy L.L.C.                 Limited Liability Company            -

(4) New subsidiary companies added during 1998 were:

Name of Subsidiary           Date and Place of Organization         Description
-----------------            ------------------------------         -----------
The Planergy Group, Inc.      January 2, 1990 in Texas        Holds energy-related company
Planergy, Inc.                August 19,1997 in Texas         Energy services
Planergy Limited              May 13, 1997 in Canada          Energy services
USA - Planergy LLC            July 1, 1997 in Texas           Energy services
First American Energy         September 30, 1997 in
  Alliance LLC                North  Carolina                 Energy services

                                       4

Southeast Energy Alliance LLC July 11, 1997 in North
                                Carolina                      Energy services
Planergy New York, Inc.       February 20, 1991 in
                                New York                      Energy services
Planergy (Delaware), Inc.     September 26, 1996 in
                               Delaware                       Holds energy-related company
Planergy Services,  Inc.      July 30, 1987 in
                               Delaware                       Holds energy-related company
Planergy Energy Services      July 30, 1987 in
 Corporation                   Delaware                       Energy services
Planergy Services USA, Inc.   July 30, 1987 in
                               Delaware                       Holds energy-related company
Planergy Services of          July 30, 1987 in
  Texas, Inc.                   Delaware                      Energy services
Planergy Services of          July 30, 1987 in
 Houston, Inc.                  Delaware                      Energy services
Cogeneration Capital          June 19, 1981 in
 Associates, Inc.               California                    Energy services
Planergy Services of          November 6, 1984 in
 California                     California                    Energy services
Planergy Power II, Inc.       July 6, 1992 in Delaware        Energy  services
New Century-Centrus, Inc.     June 10, 1998 in Colorado       Holds telecommunication partnership
Centrus, L.L.P.               June 16, 1998 in Indiana        Telecommunication services

(5) Became a subsidiary of NC Enterprises in 1998.

(6) The relationship with these entities was terminated as of February 18, 1998.

(7) In 1997 NCE Communications, Inc. was named e prime Telecom, Inc. and was a subsidiary of e prime, inc.

(8)  Detailed  financial   statements  of  the  foreign  subsidiaries  were  not
available.

ITEM 2.  ACQUISITIONS OR SALES OF UTILITY ASSETS

During 1998, there were no acquisitions or sales of utility assets which involved consideration of more than $1 million.

ITEM 3.  ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES

                               Names of Company
                                   Issuing,
                               Guaranteeing, or
        Name of Issuer             Assuming          Date of
        And Title of Issue        Securities       Transaction     Consideration    Authorization or Exemption
             (1)                     (2)               (3)               (4)                   (5)
-----------------------------------------------------------------------------------------------------------------
PSCCC
Unsecured Medium-term Notes,
Series A, 5.86%,                     PSCCC           12/1/98       $75,000,000               Rule 52
Due May 30, 2000

Unsecured Medium-term Notes,
Series A, 5.86%,                     PSCCC           12/15/98      $25,000,000               Rule 52
Due May 30, 2000

Commercial Paper Secured
by $300 million line of
credit
  End of year balance                PSCCC           12/31/98      $69,225,000               Rule 52
  Highest balance during the                         11/30/98     $104,850,000
    year
  Effective average interest
    rate of 5.63%
  Commitment fee of .10%

PSCo
6% First Collateral Trust
Bonds, Series No. 6                   PSCo            4/20/98     $250,000,000               Rule 52
due April 15, 2003

7.60% Deferrable Interest
Subordinated Debentures due           PSCo            5/11/98     $200,000,000               Rule 52
June 30, 2038

7.60% Trust Originated            PSCo Capital        5/11/98     $194,000,000               Rule 52
Preferred Securities and             Trust I                         Preferred
Common Securities                                                   Securities/
                                                                     $6,000,00
                                                                      Common
                                                                    Securities

Guarantee for benefit of
holders of preferred                  PSCo            5/11/98            -                   Rule 52
securities and common
securities

Notes Payable to Banks
  End of  year balance
  Highest balance during the          PSCo            12/1/98               $0               Rule 52
    year                                               1/1/98      $50,000,000
  Effective average
    interest rate of 5.69%
  No commitment fees


                               Names of Company
                                   Issuing,
                               Guaranteeing, or
        Name of Issuer             Assuming          Date of
        And Title of Issue        Securities       Transaction     Consideration    Authorization or Exemption
             (1)                     (2)               (3)               (4)                   (5)
-----------------------------------------------------------------------------------------------------------------
PSCo (continued)
Commercial Paper
Secured by $450 million lines
of credit                             PSCo           12/31/98      $333,570,000               Rule 52
  End of year balance                                 9/30/98      $352,700,000
  Highest balance during the
    year
  Effective average
    interest rate of 5.71%
  Commitment fees of .10% on
     $300 million and .08% on
      $150 million

SPS
 Unsecured notes - standby
  credit agreement                     SPS            6/29/98      $ 45,140,068               Rule 52

Commercial Paper
Secured by $200 million lines
of credit
  End of year balance                  SPS           12/31/98      $ 85,162,000               Rule 52
  Highest balance during the year                      6/1/98      $182,000,000
  Effective average
    interest rate of 5.50%
  Commitment fees of .06

Quixx
Co-issued 7.26% First Mortgage    Borger Funding
Bonds                              Corporation and
Due December 31, 2022.            Borger Energy       6/11/98     $117 ,000,000               Rule 52
Secured by all Borger Funding      Associates, L.P.
Corporation's property

100 shares of  common stock      Borger Funding       6/9/98                $1                Rule 52
                                   Corporation

Credit Agreement with              Denver City                        Up to
Construction Loan and Term           Energy           1/9/98       $195,000,000               Rule 52
Loan Facilitites                 Associates, L.P.
Secured by all assets and
contract rights

ITEM 4.  ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES

                                                                    Extinguished
                                   Name of Company                      (EXT)
                                     Acquiring,                      Or Held (H)     Authorization or Exemption
                                    Redeeming or                         for                    (5)
       Name of Issuer and             Retiring                         Further
          Title of Issue             Securities      Consideration   Disposition
               (1)                       (2)             (3)             (4)
-----------------------------------------------------------------------------------------------------------------
PSCo
6 3/4% First Mortgage Bonds due         PSCo         $25,000,000        EXT         Rule 42
July 1, 1998

5 7/8% Pollution Control Bonds
due March 1, 2004 (sinking fund)        PSCo          $500,000          EXT         Rule 42

Medium-Term Notes Series A,
6.80% due May 11, 1998 (2               PSCo         $22,000,000        EXT         Rule 42
notes-$11 million each)

Medium-Term Notes Series A,
9.00% due April 1, 1998                 PSCo         $5,000,000         EXT         Rule 42

Medium-Term Notes Series C,
6.02% due March 4, 1998                 PSCo         $50,000,000        EXT         Rule 42

Medium-Term Notes Series C,
6.23% due September 4, 1998             PSCo         $50,000,000        EXT         Rule 42

Preferred Stock
4.20% Not subject to mandatory
redemption                              PSCo         $10,000,000        EXT         Rule 42
100,000 shares extinguished

Preferred Stock
4.25% Not subject to mandatory
redemption                              PSCo         $16,000,000        EXT         Rule 42
160,000 shares extinguished

Preferred Stock
4.25% Not subject to mandatory
redemption                              PSCo         $1,499,700         EXT         Rule 42
14,997 shares extinguished

Preferred Stock
4.50% Not subject to mandatory
redemption                              PSCo         $6,500,000         EXT         Rule 42
65,000 shares extinguished

Preferred Stock
4.64% Not subject to mandatory
redemption                              PSCo         $15,995,000        EXT         Rule 42
159,950 shares extinguished

Preferred Stock
4.90% Not subject to mandatory
redemption                              PSCo         $30,000,000        EXT         Rule 42
300,000 shares extinguished

                                                                    Extinguished
                                   Name of Company                      (EXT)
                                     Acquiring,                      Or Held (H)     Authorization or Exemption
                                    Redeeming or                         for                    (5)
       Name of Issuer and             Retiring                         Further
          Title of Issue             Securities      Consideration   Disposition
               (1)                       (2)             (3)             (4)
-----------------------------------------------------------------------------------------------------------------
PSCo (continued)
Preferred Stock
7.15% Not subject to mandatory          PSCo         $25,000,000        EXT         Rule 42
redemption
250,000 shares extinguished

Preferred Stock
7.50% Subject to mandatory
redemption                              PSCo         $21,600,000        EXT         Rule 42
216,000 shares extinguished

Preferred Stock
8.40% Subject to mandatory
redemption                              PSCo         $20,229,400        EXT         Rule 42
202,294 shares extinguished

Preferred Stock
8.40%  Not subject to mandatory
redemption                              PSCo         $35,000,000        EXT         Rule 42
1,400,000 shares extinguished

PSCCC
Unsecured Medium-Term Notes,
Series A,
5.91% due October  13, 1998             PSCCC        $20,000,000        EXT         Rule 42
(Retired at maturity)

Unsecured Medium-Term Notes,
Series A,
6.05% due November 24, 1998             PSCCC        $10,000,000        EXT         Rule 42
(Retired at maturity)

Unsecured Medium-Term Notes,
Series A,
6.01% due November 27, 1998             PSCCC        $10,000,000        EXT         Rule 42
(Retired at maturity)

Unsecured Medium-Term Notes,
Series A,
6.10% due November 30, 1998             PSCCC        $20,000,000        EXT         Rule 42
(Retired at maturity)

Unsecured Medium-Term Notes,
Series A,
6.03% due December 1, 1998              PSCCC        $10,000,000        EXT         Rule 42
(Retired at maturity)

Unsecured Medium-Term Notes,
Series A,
6.07% due December 1, 1998              PSCCC        $5,000,000         EXT         Rule 42
(Retired at maturity)

                                                                    Extinguished
                                   Name of Company                      (EXT)
                                     Acquiring,                      Or Held (H)     Authorization or Exemption
                                    Redeeming or                         for                    (5)
       Name of Issuer and             Retiring                         Further
          Title of Issue             Securities      Consideration   Disposition
               (1)                       (2)             (3)             (4)
-----------------------------------------------------------------------------------------------------------------
PSCCC (continued)
Unsecured Medium-Term Notes,
Series A,
6.14% due December 15, 1998             PSCCC        $25,000,000        EXT         Rule 42
(Retired at maturity)

1480
Secured Note, 13.50%
due October 1, 2016                     1480          $400,312          EXT         Rule 42

NCE
Guarantee  for e prime and
Texas-Ohio Gas                           NCE         $5,000,000         EXT         Rule 42
 Expired December 1, 1998

e prime
Guarantee for Texas-Ohio Gas
Expired December 1, 1998               e prime       $4,000,000         EXT         Rule 42

Guarantee for Texas-Ohio Gas
Expired December 31, 1998              e prime        $700,000          EXT         Rule 42

Guarantee for Texas-Ohio Gas
Expired June 30, 1998                  e prime       $2,500,000         EXT         Rule 42

ITEM 5.  INVESTMENTS IN SECURITIES OF NON-SYSTEM COMPANIES

For each system company, excluding subsidiaries exempted from regulation as such pursuant to Section 3(d), securities representing obligations of customers incurred in the ordinary course of business, and temporary cash report as of the end of the year:

1. Aggregate amount of investments in persons operating in the retail service area of the owners, or of its subsidiaries. State the number of persons included and describe generally the kind of persons included. If investments were made pursuant to State law, cite the State law under which they were made. NONE


2. With respect to securities owned not included in category 1, state the name of the issuer, describe the securities, including number of shares and percentage of voting power as to equity securities, indicate the general nature of the issuer's business, and state the owner's book value of the investment. NONE

ITEM 6.  OFFICERS AND DIRECTORS

Legend of Abbreviations
CB                  Chairman of the Board
VC                  Vice Chairman of the Board
D                   Director
CEO                 Chief Executive Officer
P                   President
COO                 Chief Operating Officer
CFO                 Chief Financial Officer
EVP                 Executive Vice President
SVP                 Senior Vice President
VP                  Vice President
GC                  General Counsel
C                   Controller
S                   Secretary
AS                  Assistant Secretary
T                   Treasurer
AT                  Assistant Treasurer

Address Codes

(a) 1225 17th Street, Denver, CO 80202
(b) 600 So. Tyler, Amarillo, TX 79101
(c) 108 West 18th Street, Cheyenne, WY 82003
(d) 500 So. Taylor, Suite 1100,Lobby Box #254, Amarillo,  TX 79101
(e) 5601 I-40 West,  Amarillo, TX 79106
(f) 5855 Stapleton Dr., North,  Suite 135, Denver, CO 80216
(g) 1331 17th Street,  Denver, CO 80202
(h) 1003 West Cutting Blvd., Suite 110, Richmond, CA 94804
(i) 901 MoPac Expressway South,  Suite 495, Austin, TX 78746
(j) 1235 Smith 7th Line, Peterborough, Ontario, Canada K9J 6X5

Part I. Names, Principal Business Addresses, and Positions Held as of December 31, 1998. (Continued)


                         NCE         PSCO        1480   PSR      Green &  SPS       CLF&P     WGI     PSCCC   NCS        NC
                                                                 Clear                                                   Enterprises
                                                                 Lake

Alexander, Eric (d)
Arigoni, Susan (a)                                                                            VP,AS,AT
Assel, Michael D. (d)
Audet, Philip (i)
Bailey, Robert W. (h)
Barron, Eddie T. (e)
Blanton, Peggy S. (e)
Bloemen, Michael W. (f)
Bonavia, Paul J. (a)     SVP,GC    SVP,GC                                SVP,GC    SVP                       SVP,GC
Borgshulte, Donald F.(a)
Brazille, Doris (e)
Brooks, William L. Jr.(i)
Brown, Wayne N. (h)
Brunetti, Wayne H.(a)    D,P,COO,VC  P,D,CEO,VC  P,D,CB          D,P,CB   D,CEO,VC  D,CEO,VC  D,P,CB          D,P,CEO,VC  D,P,CEO,VC
Bunch, Doyle (a)                                                 D                                            SVP
Burgess, C. Coney        D
1608 So. Polk
Amarillo, TX  79102
Cann, Howard (h)
Conklin, Danny H.        D
801 So. Fillmore,
Suite 730
Amarillo, TX  79101
Corbell, Royce (e)
Dallinger, Curtis C.(f)
Doll, Laura R. (i)
Drake, George W. (g)
Fairbanks, David (d)
Felker, Nancy E. (a)     AT        AT                                                             AT          AT          AT
Figoli, Darla (g)
Forbess, Giles M.        D
Flint and Clovis Road
Lubbock, TX  79415
Fowke, Ben G. III (g)
Gibson, Gary L. (b)                                                                                           VP
Gill, Natalie (h)
Greer, Gayle L.          D
1624 Market St., #300
Denver, CO  80202
Golden, Jerry W. (i)
Hamilton, Henry (b)                  EVP,D                                EVP,D                               EVP,D
Hart, Cathy J. (a)       S           S           S       S       S        AS        S         S       S       S           S
Helton, Bill D. (a)      D,CB,CEO    D,CB                                 D,CB      CB,D                      CB, D       CB,D
Hemminghaus, R.R.        D
6000 N. Loop 1604 W
San Antonio, TX  78249
Henderson, Billy B. (e)
Hermesmeyer, Jerry (d)
Hirschfeld, A. Barry     D
5200 Smith Road
Denver, CO  80216
Jackson, Brian P. (a)    SVP       D,SVP,CFO        D,T,CFO D,CB,P           SVP,CFO   D,T               D,CB,P  SVP         D,T,CFO
Kaysen, Richard ( c )                                                               D,P,COO
Kelly, Richard C. (a)    EVP,CFO       D,EVP       D       D       D,T      D,EVP     D         D,T             EVP,CFO,D   D,EVP
King, Ross (a)                                                                      D                         VP
Krattenmaker, Kelly J.(g)
Madden, Teresa S. (a)    C           C                                    C         C                         C
McAfee, John (b)                                                                                              VP
McCullough,Mike (e)
McMurtry, Michael (i)
McNabb, Barbara (e)
Miller, Monte L. (d)
Mock, J. Howard          D
2906 Broadway, NE
Albuquerque, NM  87107
Nelson, Paul A. (f)
Nicholson, Will F.       D
918 17th Street,
3rd Floor
Denver, CO  80202

Part I. Names, Principal Business Addresses, and Positions Held as of December 31, 1998. (Continued)

                         NCE         PSCO        1480   PSR      Green &  SPS       CLF&P     WGI     PSCCC   NCS        NC
                                                                 Clear                                                   Enterprises
                                                                 Lake

Niehoff, Michael E.
550 15th Street,
Suite 800
Denver, CO  80202
Patton, Richard (i)
Peterson, Carol (a)      AS          AS          AS      AS      AS                 AS        AS      AS      AS          AS
Petillo, J. T. (a)       EVP         EVP                                  EVP                                 EVP
Pilcher, Susan C. (f)
Pomeroy, William J. (c)                                                             AS
Pope, Danny B. (e)
Powers. J. Michael       D
1003 East Lincolnway
Cheyenne, WY  82001
Pritchard, Michael D.(a) AT          AT                                   AT                                  AT
Pullum, Mary (b)         AS                                               S                                   AS
Rabago, Karl R. (i)
Read, Mark P. ( c )                                                                 AS
Redd, Ershel, C. Jr
800 Gessner, Suite 1030
Houston, TX  77024
Rodosky, Dan (j)
Rogers, Bob (d)
Schleifer, Paul (h)
Schwartz, Charles J. (j)
Slifer, David K. (h)
Slifer, Rodney E.        D
230 Bridge Street
Vail, CO  81657
Splawn, Gwen (e)
Steinhilper, James D.(d) T           T                                    T         AT        AT      D       T
Stephens, W. Thomas      D
925 W. Georgia St.
Vancouver B.C. V6C 3L2
Taylor, Marilyn (a)                                              D                  D                         VP
Tointon, Robert G.       D
1 Greeley National Plaza
822 7th Street, Suite 700
Greeley, CO  80631
Tutko, Donald (i)
Whitcomb,Stephen H. (a)              AS          AS      AS               AS        AS                AS      AS
Whitney, Jon (f)
Wilks, David (b)                     D,EVP                                P,COO,D   D         D               EVP,D
Williams, Dale (d)
Williams, Jimmy D. (e)
Yanez, Alberto (i)
Yeager, Robert W.                                D, VP
550 15th Street
Denver, CO  80202
Zarnikau, Jay (i)

Part I. Names, Principal Business Addresses, and Positions Held as of December 31, 1998. (Continued)

                         NC          Quixx       Quixx   KES     KES      Quixx     Quixx     Quixx   Quixx   Quixx       Quixx
                         Cadence     Corp        Jamaica Montego Jamaica  Jamaica   Carolina  Mustang WPP 94  Power       Resources
                                                 Pwr                                                          Services

Alexander, Eric (d)                                                                                                       CB,P,D
Arigoni, Susan (a)
Assel, Michael D. (d)                                                     VP        VP        VP      VP                  VP
Audet, Philip (i)
Bailey, Robert W. (h)
Barron, Eddie T. (e)
Blanton, Peggy S. (e)
Bloemen, Michael W.(f)
Bonavia, Paul J. (a)
Borgshulte, Donald F.(a)
Brazille, Doris (e)
Brooks, William L. Jr.(i)
Brown, Wayne N. (h)
Brunetti, Wayne H.(a)    D,VC,P,CEO  VC,D
Bunch, Doyle (a)
Burgess, C. Coney
1608 So. Polk
Amarillo, TX  79102
Cann, Howard (h)
Conklin, Danny H.                    D
801 So. Fillmore,
Suite 730
Amarillo, TX  79101
Corbell, Royce (e)
Dallinger, Curtis C.(f)
Doll, Laura R. (i)
Drake, George W. (g)
Fairbanks, David (d)                                                      VP
Felker, Nancy E. (a)                 AT
Figoli, Darla (g)
Forbess, Giles M.
Flint and Clovis Road
Lubbock, TX  79415
Fowke, Ben G. III (g)
Gibson, Gary L. (b)
Gill, Natalie (h)
Greer, Gayle L.
1624 Market St., #300
Denver, CO  80202
Golden, Jerry W. (i)
Hamilton, Henry (b)                  P,CEO,D             CB,P,D           CB,P,D    CB,P,D    CB,P,D  P,CEO,D P,CEO,D
Hart, Cathy J. (a)       S
Helton, Bill D. (a)      D,CB        CB,D                                                                     CB,D
Hemminghaus, R.R.
6000 N. Loop 1604 W
San Antonio, TX  78249
Henderson, Billy B. (e)
Hermesmeyer, Jerry (d)                                                                        D
Hirschfeld, A. Barry
5200 Smith Road
Denver, CO  80216
Jackson, Brian P. (a)
Kaysen, Richard (c)
Kelly, Richard C.(a)     D,T         D
King, Ross (a)
Krattenmaker, Kelly J.(g)
Madden, Teresa S. (a)
McAfee, John (b)
McCullough,Mike (e)
McMurtry, Michael (i)
McNabb, Barbara (e)
Miller, Monte L. (d)                                                                                                      D,S,T
Mock, J. Howard
2906 Broadway, NE
Albuquerque, NM  87107
Nelson, Paul A. (f)
Nicholson, Will F.
918 17th Street,
3rd Floor
Denver, CO  80202
Niehoff, Michael E.
550 15th Street, Suite 800
Denver, CO  80202


Part I. Names, Principal Business Addresses, and Positions Held as of December 31, 1998. (Continued)

                         NC          Quixx       Quixx   KES     KES      Quixx     Quixx     Quixx   Quixx   Quixx       Quixx
                         Cadence     Corp        Jamaica Montego Jamaica  Jamaica   Carolina  Mustang WPP 94  Power       Resources
                                                 Pwr                                                          Services

Patton, Richard (i)
Peterson, Carol (a)      AS
Petillo, J. T. (a)       D,EVP
Pilcher, Susan C. (f)
Pomeroy, William J. ( c )
Pope, Danny B. (e)
Powers. J. Michael
1003 East Lincolnway
Cheyenne, WY  82001
Pritchard, Michael D.(a)
Pullum, Mary (b)                     S           AS      S                S         S         S       S       S           AS
Rabago, Karl R. (i)
Read, Mark P. ( c )
Redd, Ershel, C. Jr
800 Gessner,
Suite 1030
Houston, TX  77024
Rodosky, Dan (j)
Rogers, Bob (d)                                                                                       D,VP
Schleifer, Paul (h)
Schwartz, Charles J. (j)
Slifer, David K. (h)
Slifer, Rodney E.
230 Bridge Street
Vail, CO  81657
Splawn, Gwen (e)
Steinhilper,James D.(d)  AT          VP,T,AS             VP,T,AS,D        VP,T,AS   VP,T,AS   VP,T,   VP,T,   VP,T,AS,D
                                                                                              AS,D    AS,D
Stephens, W. Thomas
925 W. Georgia St.
Vancouver B.C. V6C 3L2
Taylor, Marilyn (a)
Tointon, Robert G.
1 Greeley National Plaza
822 7th Street,
Suite 700
Greeley, CO  80631
Tutko, Donald (i)
Whitcomb,Stephen H. (a)
Whitney, Jon (f)
Wilks, David (b)                     D                                                                        D
Williams, Dale (d)                                       VP                         VP,D                      EVP,COO
Williams, Jimmy D. (e)
Yanez, Alberto (i)
Yeager, Robert W.
550 15th Street
Denver, CO  80202
Zarnikau, Jay (i)

Part I. Names, Principal Business Addresses, and Positions Held as of December 31, 1998. (Continued)

                         Quixx     Quixxlin    UE      UUS     Precision  Natural   NCI    e prime Young    Texas-  Texas-   e prime
                         Borger    Corp                        Resource   Fuels                    Gas      Ohio    Ohio     operat-
                         Cogen                                                                     Storage  Gas     Pipe     ing

Alexander, Eric (d)
Arigoni, Susan (a)
Assel, Michael D.(d)     VP        VP
Audet, Philip (i)
Bailey, Robert W. (h)
Barron, Eddie T. (e)                           VP,COO  D,CB,
                                                       CEO
Blanton, Peggy S. (e)                                  S
Bloemen, Michael W. (f)                                                   VP
Bonavia, Paul J. (a)                                                                D,P
Borgshulte, Donald F. (a)
Brazille, Doris (e)                                            D
Brooks, William L. Jr. (i)
Brown, Wayne N. (h)
Brunetti, Wayne H. (a)                         VC,D                       D         D,CB   D,VC    D
Bunch, Doyle (a)                                                                           D
Burgess, C. Coney
1608 So. Polk
Amarillo, TX  79102
Cann, Howard (h)
Conklin, Danny H.
801 So. Fillmore,
Suite 730
Amarillo, TX  79101
Corbell, Royce (e)                                     D
Cox, Dwayne                                            P,COO
Dallinger, Curtis C. (f)                                                  P
Doll, Laura R. (i)
Drake, George W. (g)
Fairbanks, David (d)
Felker, Nancy E. (a)
Figoli, Darla (g)                                                                                           T       T
Forbess, Giles M.
Flint and Clovis Road
Lubbock, TX  79415
Fowke, Ben G. III (g)                                                                      VP      T                         D,S,T
Gibson, Gary L. (b)
Gill, Natalie (h)
Greer, Gayle L.
1624 Market St., #300
Denver, CO  80202
Golden, Jerry W. (i)
Hamilton, Henry (b)      CB,P,D    CB,P,D
Hart, Cathy J. (a)                                                                  S      S       S        S       S
Helton, Bill D. (a)                            D,CB                       D,CB      D      CB,D
Hemminghaus, R.R.
6000 N. Loop 1604 W
San Antonio, TX  78249
Henderson, Billy B. (e)                        VP,T,AS
Hermesmeyer, Jerry (d)   D
Hirschfeld, A. Barry
5200 Smith Road
Denver, CO  80216
Jackson, Brian P. (a)                                                               T      D,T
Kaysen, Richard ( c )
Kelly, Richard C. (a)                          D                          D         D      CEO,    D,CB     D,CB    CB,D     D
                                                                                           P,D
King, Ross (a)
Krattenmaker, Kelly J.(g)                                                                          P        CEO,    CEO,     D,P
                                                                                           EVP              VC,D    D,VC
Madden, Teresa S. (a)
McAfee, John (b)
McCullough,Mike (e)                                    D
McMurtry, Michael (i)
McNabb, Barbara (e)                                            S
Miller, Monte L. (d)
Mock, J. Howard                                D
2906 Broadway, NE
Albuquerque, NM  87107
Nelson, Paul A. (f)                                                       VP,S
Nicholson, Will F.
918 17th Street,
3rd Floor
Denver, CO  80202

Part I. Names, Principal Business Addresses, and Positions Held as of December 31, 1998. (Continued)

                         Quixx     Quixxlin    UE      UUS     Precision  Natural   NCI    e prime Young    Texas-  Texas-   e prime
                         Borger    Corp                        Resource   Fuels                    Gas      Ohio    Ohio     operat-
                         Cogen                                                                     Storage  Gas     Pipe     ing

Niehoff, Michael E.                            VP
550 15th Street, Suite 800
Denver, CO  80202
Patton, Richard (i)
Peterson, Carol (a)                                                                 AS     AS      AS       AS      AS       AS
Petillo, J. T. (a)
Pilcher, Susan C. (f)                                                     VP,T
Pomeroy, William J. (c)
Powers. J. Michael
1003 East Lincolnway
Cheyenne, WY  82001
Pritchard, Michael D.(a)
Pullum, Mary (b)         S         S           S
Rabago, Karl R. (i)
Read, Mark P. ( c )
Redd, Ershel, C. Jr                                                                        VP               P,COO,  P,COO,
                                                                                                            D       D
800 Gessner,
Suite 1030
Houston, TX  77024
Rodosky, Dan (j)
Rogers, Bob (d)                    D,VP
Schleifer, Paul (h)
Schwartz, Charles J. (j)
Slifer, David K. (h)
Slifer, Rodney E.
230 Bridge Street
Vail, CO  81657
Splawn, Gwen (e)                                               P,COO
Steinhilper,James D.(d)  VP,T,     VP,T,
                         AS,D      AS,D
Stephens, W. Thomas
925 W. Georgia St.
Vancouver B.C. V6C 3L2
Taylor, Marilyn (a)
Tointon, Robert G.
1 Greeley National Plaza
822 7th Street, Suite 700
Greeley, CO  80631
Tutko, Donald (i)
Whitcomb,Stephen H. (a)                                                                    AS
Whitney, Jon (f)                                                          VC
Wilks, David (b)                               D                                                   D
Williams, Dale (d)
Williams, Jimmy D. (e)                         VP              D
Yanez, Alberto (i)
Yeager, Robert W.
550 15th Street
Denver, CO  80202
Zarnikau, Jay (i)

Part I. Names, Principal Business Addresses, and Positions Held as of December 31, 1998. (Continued)

                         NC        NCE     Plan-   Plan-    Plan-     Plan-     Plan-     Plan-     Plan-   Plan-  Plan-    Planergy
                         Centrus   Commun  ergy    ergy     ergy      ergy      ergy      ergy      ergy    ergy   ergy     Power II
                                           Group            Limited   Delaware  Services  Energy    Srvc    Srvc   Srvc
                                                                                          Srvc      USA     TX     Houston

Alexander, Eric (d)
Arigoni, Susan (a)
Assel, Michael D. (d)
Audet, Philip (i)                                  VP
Bailey, Robert W. (h)                                                           VP        VP        VP      VP     VP
Barron, Eddie T. (e)
Blanton, Peggy S. (e)
Bloemen, Michael W. (f)
Bonavia, Paul J. (a)
Borgshulte, Donald F. (a)          VP
Brazille, Doris (e)
Brooks, William L. Jr. (i)                         VP
Brown, Wayne N. (h)                                D,P,CEO
Brunetti, Wayne H.(a)    D,VC,             D,CB    D,CB               D         D,CB      D,CB      D,CB    D,CB   D,CB     D,CB
                         P,CEO
Bunch, Doyle (a)                   D
Burgess, C. Coney
1608 So. Polk
Amarillo, TX  79102
Cann, Howard (h)                                                      D,P,CEO   D,P,CEO   P         P       P,CEO  P,CEO
Conklin, Danny H.
801 So. Fillmore,
Suite 730
Amarillo, TX  79101
Corbell, Royce (e)
Dallinger, Curtis C. (f)
Doll, Laura R. (i)                                 SVP
Drake, George W. (g)
Fairbanks, David (d)
Felker, Nancy E. (a)
Figoli, Darla (g)
Forbess, Giles M.
Flint and Clovis Road
Lubbock, TX  79415
Fowke, Ben G. III (g)
Gibson, Gary L. (b)      D,VP                                                   AT
Gill, Natalie (h)                                                                         AT        AT      AT     AT
Greer, Gayle L.
1624 Market St., #300
Denver, CO  80202
Golden, Jerry W. (i)                               VP
Hamilton, Henry (b)
Hart, Cathy J. (a)       S         S       S       S        S         S         S         S         S       S      S        S
Helton, Bill D. (a)      D,CB
Hemminghaus, R.R.
6000 N. Loop 1604 W
San Antonio, TX  78249
Henderson, Billy B. (e)
Hermesmeyer, Jerry (d)
Hirschfeld, A. Barry
5200 Smith Road
Denver, CO  80216
Jackson, Brian P. (a)    D         CFO,T   T       T        T         T         T         T         T       T      T        T
Kaysen, Richard ( c )
Kelly, Richard C. (a)    D,T       D,P     D,VP    D                            D         D         D       D      D        D,VP
King, Ross (a)
Krattenmaker,Kelly J.(g)
Madden, Teresa S. (a)
McAfee, John (b)
McCullough,Mike (e)
McMurtry, Michael (i)                              D,SVP    P
McNabb, Barbara (e)
Miller, Monte L. (d)
Mock, J. Howard
2906 Broadway, NE
Albuquerque, NM  87107
Nelson, Paul A. (f)
Nicholson, Will F.
918 17th Street,
3rd Floor
Denver, CO  80202

                                       18

Part I. Names, Principal Business Addresses, and Positions Held as of December 31, 1998. (Continued)


                         NC        NCE     Plan-   Plan-    Plan-     Plan-     Plan-     Plan-     Plan-   Plan-  Plan-    Planergy
                         Centrus   Commun  ergy    ergy     ergy      ergy      ergy      ergy      ergy    ergy   ergy     Power II
                                           Group            Limited   Delaware  Services  Energy    Srvc    Srvc   Srvc
                                                                                          Srvc      USA     TX     Houston

Niehoff, Michael E.
550 15th Street, Suite 800
Denver, CO  80202
Patton, Richard (i)                                VP
Peterson, Carol (a)      AS        AS      AS      AS       AS        AS        AS        AS        AS      AS     AS       AS
Petillo, J. T. (a)       D,VP              D,P     D,SVP    D,CB      VP        D,VP      D,VP      D,VP    D,VP   D,VP     D,P
Pilcher, Susan C. (f)
Pomeroy, William J.(c)
Pope, Danny B. (e)
Powers. J. Michael
1003 East Lincolnway
Cheyenne, WY  82001
Pritchard, Michael D.  (a)
Pullum, Mary (b)
Rabago, Karl R. (i)                                VP
Read, Mark P. (c)
Redd, Ershel, C. Jr
800 Gessner, Suite 1030
Houston, TX  77024
Rodosky, Dan (j)                                            D
Rogers, Bob (d)
Schleifer, Paul (h)                                                             VP        SVP       SVP     SVP    SVP
Schwartz, Charles J. (j)                                    D
Slifer, David K. (h)                                                            VP        VP        VP      VP     VP
Slifer, Rodney E.
230 Bridge Street
Vail, CO  81657
Splawn, Gwen (e)
Steinhilper, James D.  (d)
Stephens, W. Thomas
925 W. Georgia St.
Vancouver B.C. V6C 3L2
Taylor, Marilyn (a)
Tointon, Robert G.
1 Greeley National Plaza
822 7th Street, Suite 700
Greeley, CO  80631
Tutko, Donald (i)                                  VP
Whitcomb,Stephen H. (a)
Whitney, Jon (f)
Wilks, David (b)
Williams, Dale (d)
Williams, Jimmy D. (e)
Yanez, Alberto (i)                                 VP
Yeager, Robert W.
550 15th Street
Denver, CO  80202
Zarnikau, Jay (i)                                  VP

Part II.  Financial Connections


                                  As of December 31, 1998

                      Name and Location                Position       Applicable
Name of Officer             of                     Held in Financial   Exemption
 or Director        Financial Institution             Institution        Rule
     (1)                   (2)                            (3)             (4)
--------------------------------------------------------------------------------
C. Coney Burgess  Herring Bancorp, Inc., Vernon, TX     Chairman        70 (a)
                  Herring National Bank, Clarendon, TX  Director
                  Herring National Bank, Vernon, TX     Director

Danny H. Conklin  First National Bank of Amarillo
                   Amarillo, TX                         Director        70 (a)

Giles M. Forbess  State National Bank of West Texas
                  Lubbock, TX                           Director        70 (a)

J. Howard Mock    Norwest Banks New Mexico              Advisory
                  Albuquerque, NM                       Director        70 (a)

Rodney E. Slifer  Alpine Banks of Colorado              Director        70 (a)

W. Thomas Stephens  Putnam Securities                   Director        70 (b)


Part III. (a) Executive Compensation and (e) Participation in Bonus and Profit-sharing Arrangements and Other Benefits

      Information for items: (a) the compensation of directors and executive officers of the system companies and (e) their participation in bonus and profit-sharing arrangements and other benefits is contained under COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS in the NCE 1999 Proxy Statement (pages 9-20), which is incorporated herein by reference, and includes the executive compensation information for Messrs. Helton, Brunetti, Kelly, Bonavia and Wilks. Executive compensation information for all other executive officers and directors of system companies is presented herein. See Item 6. Part I "Names, Addresses, Positions Held", above for the information on the principal positions of the system companies executives ("Executive Officers").

      As shown in Item 6. Part I, most of the Executive Officers are employed by several NCE companies. Because it would be impracticable to allocate such officers' salaries among the various companies, the following tables set forth information concerning the total compensation paid or awarded in 1998 and 1997.

                           Summary Compensation Table
====================================================================================================
                              Annual Compensation          Long-Term                         All
         Name                                               Compensation(c)                  Other
                                                                                            Compen-
                                                                                            sation
                                                                                           ($)(d)(e)
                       -----------------------------------------------------------------------------
                        Year                                  Awards              Payouts

                               Salary    Bonus   Other    Restrict  Securities      LTIP
                                 ($)    ($)(a)   Annual     -ed    Underlying     Payouts
                                                 Compen    Stock    Options/         ($)
                                                 -sation  Awards    SAR's (#)
                                                 ($)(b)     ($)
----------------------------------------------------------------------------------------------------
Henry H. Hamilton       1998  200,000   75,098    9,000      0            0           0      10,724
                        1997  174,583   35,673   49,125      0       66,000           0      11,039

Cathy J. Hart           1998   45,500   27,577        0      0        3,300           0       1,029

Brian P. Jackson        1998  230,000   94,901    9,000      0            0           0      11,334
                        1997    9,584        0        0      0       75,000           0      30,000

Teresa S. Madden        1998  144,000   44,755    9,000      0            0           0       6,140
                        1997  106,257    8,365    3,000      0       26,000           0       5,377

Tom Petillo             1998  220,000   90,775    2,250      0       52,600           0      46,118

James D. Steinhilper    1998  144,000   47,275    9,000      0            0           0      17,628
                        1997  113,495    8,793   57,000      0       26,000           0       2,914
=================================================================================

(a)The amounts in this column were earned under the annual incentive program described under "Annual Incentives" in the NCE 1999 Proxy Statement.

(b)The amounts shown for this column include flexible perquisite allowance benefits of $9,000 each. The amount for Mr. Petillo was prorated for the portion of the year he resided in the United States.

(c)The amount shown for Mr. Petillo in 1998 consists of stock option awards under the NCE Omnibus Incentive Plan. This award represented a three-year front-loaded grant, such that three year's worth of annual stock option grants were awarded with no option grants expected to be awarded in 1999, 2000 or 2001. A similar award was made to other officers during 1997. Ms. Hart received stock options as of her date of hire. No stock option grants were made to any other executive officer during 1998.

(d)No performance cash awards under the Value Creation Plan were paid during 1998.

(e)The amounts represented in the "All Other Compensation" column for 1998 reflect the total of employer matching contributions made under the Company's employee savings plans and non-qualified savings plans and taxable premiums paid by the Company, as detailed in the table below: In addition, the amount for Mr. Petillo included $38,704 in living allowances paid to him during his assignment in the United Kingdom.

   -----------------------------------------------------------------------
         Name        Contributions to    Contributions to     Insurance
                     Employee Savings    the Non-Qualified  Premiums ($)
                         Plan ($)        Savings Plans ($)
   -----------------------------------------------------------------------
   Henry H. Hamilton              2,500               1,500         6,724
   -----------------------------------------------------------------------
   Cathy J. Hart                    872                   0           157
   -----------------------------------------------------------------------
   Brian P. Jackson               5,750               4,600           984
   -----------------------------------------------------------------------
   Teresa S. Madden               5,400                   0           740
   -----------------------------------------------------------------------
   Tom Petillo                    5,504                   0         1,910
   -----------------------------------------------------------------------
   James D. Steinhilper           1,800                   0        15,828
   -----------------------------------------------------------------------


                   Option/SAR Grants in Last Fiscal Year
=============================================================================
       Name                     Individual Grants
                   ----------------------------------------------------------
                   Number
                   of
                   Securities
                   Underlying   % of Total
                   Options/    Options/SARs   Exercise              Grant Date
                     SARs       Granted to     or Base     Expira     Present
                   Granted     Employees in    Price       -tion       Value
                    (#)(a)     Fiscal year    ($/Share)     Date       ($)(b)
-----------------------------------------------------------------------------
Tom Petillo           16,600         2.91%    46.3125     2/23/08      68,060
                      36,000         6.31%    46.6875     9/30/08     147,960
-----------------------------------------------------------------------------
Cathy J. Hart          3,300         0.58%    46.2500     6/22/08      14,124
--------------------------------------------------------------------------------
(a)The options with an exercise price of $46.3125 were granted by the Compensation Committee of the NCE Board on February 23, 1998. The options were intended to vest and be exercisable only to the extent of 33 1/3% on the first anniversary date of the grant and to the same extent on the second anniversary and third anniversary. All rights to exercise were intended to be cumulative to the extent not exercised. All options expire 10 years from the date of grant.

   The options with an exercise price of $46.6875 were granted by the NCE Compensation Committee on September 10, 1998 in connection with Mr. Petillo's appointment as President of the Company's Retail business unit. The options vest and may be fully exercisable on the first anniversary date of the grant. All options expire 10 years from the date of the grant.

(b)The values in the column are estimates based upon values of $4.10 for the $46.3125 options, $4.28 for the $46.2500 options and $4.11 for the $46.6875 options. These amounts represent a theoretical present value based on the Black-Scholes Option Pricing Model and assumptions for option life, risk-free interest rate, stock volatility and dividend yield. Executives may not sell or assign these options, which have value only to the extent of the future stock price appreciation. These amounts or any of the assumptions should not be used to predict future performance of the stock price or dividends.

===========================================================================
           Aggregated Option/SAR Exercises in Last Fiscal Year
                       and FY-End Option/SAR Values
---------------------------------------------------------------------------
                                                Number of      Value of
                                                Securities    Unexercised
                                                Underlying   In-the-Money
                                               Unexercised   Options/SARs
                                               Options/SARs  at FY-End ($)
Name                 Shares    Value Realized at FY-End (#)       (a)
                  Acquired on       ($)
                  Exercise (#)
---------------------------------------------------------------------------
                                               Exercisable/  Exercisable/
                                              Unexercisable  Unexercisable
---------------------------------------------------------------------------
Henry H. Hamilton            0              0        66,531/      478,914/
                                                       1,363        22,238
---------------------------------------------------------------------------
Cathy J. Hart                0              0             0/            0/
                                                       3,300         8,250
---------------------------------------------------------------------------
Brian P. Jackson             0              0        75,000/      281,250/
                                                           0             0
---------------------------------------------------------------------------
Teresa S. Madden             0              0        28,550/      229,894/
                                                           0             0
---------------------------------------------------------------------------
Tom Petillo                  0              0             0/            0/
                                                      52,600       114,713
---------------------------------------------------------------------------
James D. Steinhilper    20,000        167,598         6,000/       42,750/
---------------------------------------------------------------------------

(a)Options values were calculated based on a $48.75 closing price of NCE common stock as listed on the NYSE at December 31, 1998.

================================================================================
          Long-Term Incentive Plans - Awards in Last Fiscal Year (a)
================================================================================
       Name          Number     Performance     Estimated Future Payouts Under
                     of           or Other       Non-Stock Price-Based Plans
                     Shares,    Period Until
                     Units     Maturation or
                     or            Payout
                     Other
                      Rights
                                               =================================
                                               Threshold   Target     Maximum
                                                ($) (b)      ($)         ($)
================================================================================
Henry Hamilton        43,333      1/1/98 -        0        43,333     129,999
                                  12/31/00
================================================================================
Cathy J. Hart         8,439       1/1/98 -        0        8,439       25,317
                                  12/31/00
================================================================================
Brian P. Jackson      49,833      1/1/98 -        0        49,833     149,499
                                  12/31/00
================================================================================
Teresa S. Madden      16,800      1/1/98 -        0        16,800      50,400
                                  12/31/00
================================================================================
Tom Petillo           47,667      1/1/98 -        0        47,667     143,001
                                  12/31/00
================================================================================
James D.              16,800      1/1/98 -        0        16,800      50,400
Steinhilper                       12/31/00
================================================================================

(a)The amounts in this table represent awards made under the Value Creation Plan described under "Long-term Incentives" in the Report of the Compensation Committee on Executive Compensation in the NCE 1999 Proxy Statement.

(b)If the threshold or the 40th percentile is achieved, the payout could range between zero and the target amount.

      The following table shows estimated aggregate pension benefits payable to a covered participant from the qualified defined benefit plans maintained by NCE and its subsidiaries and the NCE Supplemental Executive Retirement Plan (the "SERP").

======================================================================
                         Pension Plan Table
======================================================================
   Remuneration                   Years of Service
                             10                 15   20 or more years
----------------------------------------------------------------------
       $125,000         $34,375            $51,563            $68,750
        150,000          41,250             61,875            $82,500
        175,000          48,125             72,188             96,250
        200,000          55,000             82,500            110,000
        225,000          61,875             92,813            123,750
        250,000          68,750            103,125            137,500
        275,000          75,625            113,438            151,250
        300,000          82,500            123,750            165,000
        350,000          96,250            144,375            192,500
        400,000         110,000            165,000            220,000
        450,000         123,750            185,625            247,500
        500,000         137,500            206,250            275,000
        600,000         165,000            247,500            330,000
        700,000         192,500            288,750            385,000
        800,000         220,000            330,000            440,000
        900,000         247,500            371,250            495,000
      1,000,000         275,000            412,500            550,000
======================================================================

      The benefits listed in the Pension Plan Table are not subject to any deduction or offset. The compensation used to calculate SERP benefits is base salary plus annual incentive. Such covered compensation is reflected in the Salary and Bonus columns of the Summary Compensation Table for 1998.

      The SERP benefit accrues over 20 years and is equal to (a) 55% of the highest three years covered compensation of the five years preceding retirement or termination minus (b) the qualified plan benefit. The SERP benefit is payable as an annuity for 20 years, or as a single lump-sum amount equal to the actuarial equivalent present value of the 20 year annuity. Benefits are payable at age 62, or as early as age 55 reduced 5% for each year that the benefit commencement date proceeds age 62.

      The estimated years of service under the SERP as of December 31, 1998 were as follows:

                  Henry H. Hamilton                       35
                  Brian P. Jackson                         1
                  Teresa S. Madden                        19
                  Tom Petillo                              1
                  James D. Steinhilper                    21

Part III (b) Security Ownership of Management and Directors

      Executive officers' and directors' interest in system companies, including options or other rights to acquire securities is contained under Security Ownership of Management and Directors in the NCE 1999 Proxy Statement (pages 7-8), which is incorporated herein by reference.

Part III (c) Contracts and Transactions with the System Companies

     None.

Part III (d) Indebtedness to System Companies

      None.

Part III (f) Rights to Indemnity

      The Restated Certificate of Incorporation of NCE provides that the Corporation shall indemnify its directors and officers to the fullest extend authorized by the General Corporation Laws of the State of Delaware, as amended from time to time. The Restated Certificate of Incorporation provides that NCE may maintain insurance (at NCE's expense), to protect directors and officers against such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the General Corporation Laws of the State of Delaware.

ITEM 7.  CONTRIBUTIONS AND PUBLIC RELATIONS

(1)NCE and its subsidiaries have established political action committees and have incurred, in connection with the provisions of the Federal Election Campaign Act, certain costs for the administration of such committees. During 1998 PSCO made political relted contributions totaling $25,000, in accordance with state election laws.

(2)Expenditures, disbursements, or payments for the account of any citizens group or public relations counsel are summarized below. Where applicable, amounts have been aggregated.

Name of                 Name or Number
Company               of Beneficiaries                       Purpose(s)           Account(s) Charged        Amount
-------               ----------------                       ----------           ------------------        ------
PSCo           Colorado Energy Assistance Foundation       Civic Activity              Donations         $ 2,000,000

               Edison Electric Institute                   Research                    Donations             146,231

               New Century Energies Foundation             Community Welfare,
                                                           Education, Civic
                                                           Activity                    Donations           1,386,043

               Colorado State Fair                         Civic Activity              Donations              25,000

               University of Colorado                      Education                   Donations              12,500

               Downtown Denver Partnership                 Civic Activity              Donations              15,250

               Denver Metro Chamber of Commerce            Civic Activity              Donations             100,000

               Chambers of Commerce - 45 Items less
               than $10,000                                Civic Activity              Donations              33,340

               Miscellaneous - 167 Items less than $10,000 Community Welfare,
                                                           Education, Research
                                                           and Civic Activity          Donations             278,876
                                                                                                             -------
               Total                                                                                     $ 3,997,240
                                                                                                         ===========

                                       27

SPS            Edison Electric Institute                   Research                    Donations         $    39,731

               New Century Energies Foundation             Community Welfare,
                                                           Education, Civic
                                                           Activity                    Donations             619,524

               Association of Electrical Companies         Research, Political
                  of Texas                                 Activity                    Donations              70,564

               New Mexico Business Development Corp.       Civic Activity              Donations              75,000

               Miscellaneous - 31 Items less than $10,000  Community Welfare,
                                                           Education, Research
                                                           & Education, and
                                                           Civic Activity              Donations              32,679
                                                                                                              ------
               Total                                                                                    $    837,498
                                                                                                        ============

CLF&P          New Century Energies Foundation             Community Welfare,
                                                           Education                   Donations        $     23,919

               Miscellaneous - 80 Items less than $10,000  Community Welfare,
                                                           Education, Research
                                                           & Education, and
                                                           Civic Activity              Donations              21,944
                                                                                                              ------
               Total                                                                                    $     45,863
                                                                                                        ============


ITEM 8.  SERVICE, SALES AND CONSTRUCTION CONTRACTS

Part I. Contracts for services, including engineering or construction services, or goods supplied or sold between system companies are as follows:

                 Company      Company                                             In Effect
  Nature of     Performing   Receiving   Compensation                        on December 31st
 Transactions    Service      Service    (in thousands)   Date of Contract     (Yes or No)
 ------------    -------      -------    --------------   ----------------     -----------


Engineering    UE           PSCo               $55,827      Jan. - Dec. 1998      Yes
Consulting
Svcs

Engineering    UE           Quixx Corp              56      Jan. - Dec. 1998      Yes
Consulting
Svcs

Engineering    UE           SPS                  6,465      Jan. - Dec. 1998      Yes
Consulting
Svcs

Engineering    UE           NCS                  1,210      Jan. - Dec. 1998      Yes
Consulting
Svcs

Natural Gas    Natural      PSCo                   500      June 1, 1992          Yes
Vehicle        Fuels
Support

Natural Gas    Natural      e prime                237      March 1, 1997         Yes
for Resale at  Fuels                                        July 1, 1998
Fueling
Stations

Vehicle        Natural      PSCo                    98      November 1, 1997      Yes
Conversions,   Fuels
Maintenance &                                               December 1, 1998
Repair

General        Natural      PSCo                   390      August 27, 1990       Yes
Services       Fuels

Electric &     PSCo         CLF&P                  333      Jan - Dec. 1998       Yes
Gas Operations
& Maintenance


Part II. Contracts to purchase services or goods between any system company (1) any affiliate company (other than a system company) or (2) any other company in which any officer or director of the system company receiving service under the contract, is a partner or owns 5 percent or more of any class of equity securities. NONE

Part III. Employment of any other person, by any system company, for the performance on a continuing basis, of management, supervisory or financial advisory services. NONE

ITEM 9.  WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

(a) Identify the company, its location and its business address. Describe the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. Identify each system company that holds an interest in the company and describe the interest held.

EWGs
      Jamaica Project: Quixx, 500 So. Taylor, Amarillo, TX 79101, indirectly through subsidiaries owned a 42.3 MW oil-fired combustion turbine generating plant located in Montego Bay, Jamaica, W.I. (the "Jamaica Project"). The Jamaica Project is directly held by KES Jamaica, L.P. ("KES Jamaica"). Quixx Jamaica, Inc., which is wholly-owned by Quixx, owns a 99% limited partnership interest in KES Jamaica. KES Montego, Inc., which is wholly-owned by Quixx, owns the remaining 1% general partnership interest in KES Jamaica. The project discontinued operations December 31, 1997, and was dismantled during 1998.

      Mustang Station: Quixx, 500 So. Taylor, Amarillo, TX 79101, indirectly owns 50% of the general and limited partnership interests in Denver City Energy Associates, L.P. ("DCEA"), that will own a 50% interest in a 488 MW gas-fired combined cycle facility, the Mustang Station project, under construction near Denver City, Texas. When the plant is complete, Golden Spread Electric Cooperative, Inc. will purchase an undivided 50% interest in DCEA and will purchase the electricity produced therein. Mustang Station will be brought on line in two phases: 288 MW from two combustion turbines expected to be in service in mid-1999; and approximately 200 MW from steam generation in early 2000.

      Independent Power International Ltd: Formed under the laws of the Jersey Isles, with a business office located at Akara Building, 24 Castro Street, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands, a subsidiary owned 21.6% by NCI, wholly owns Corporacion Independiente de Energia ("CIESA"), an Argentine corporation, which in turn owns a 39% equity interest in Central Piedra Buena S.A. ("Central Piedra Buena") also an Argentine corporation. Central Piedra Buena wholly owns the Piedra Buena Station ("Piedra Buena"). A description of Piedra Buena is provided below.

      CIESA: Formed under the laws of the Republic of Argentina, with a business office located at Alsina 495, Piso 10, Capital Federal, Buenos Aires, Argentina 1107, owns a 39% interest in Central Piedra Buena, also an Argentine corporation. Central Piedra Buena wholly owns Piedra Buena. A description of Piedra Buena is provided below. CIESA is wholly owned by IPI. NCI owns 21.6% of IPI.

      Central Piedra Buena: Formed under the laws of the Republic of Argentina, with a business office located at Av. Alicia Moreau de Justo 240, 3 Piso, Buenos Aires, Argentina 1107, wholly owns Piedra Buena. Central Piedra Buena is 39% owned by CIESA. CIESA is a wholly owned subsidiary of IPI. IPI is a 21.6% owned subsidiary of NCI. Piedra Buena is a 620 MW steam power station, capable of burning natural gas, oil, or coal. It presently consists of two generating units, and associated equipment (including fuel handling and storage facilities, and transmission facilities to interconnect the facility with the Argentine power grid), buildings and land. It is located in Bahia Blanca, Argentina. It is presently contemplated that in the future Piedra Buena may be repowered by adding approximately 500 MW of gas-fired turbine generators and associated heat recovery steam generators.

FUCOs
      Although not presently FUCOs, NCE has indicated to the Commission that it expects to qualify the following two investments as FUCOs. Accordingly, it lists them here as a FUCOs for reporting purposes.

      Yorkshire Electricity: NCI owns 50% of the outstanding common stock of Yorkshire Power Group Limited ("YPG"). AEP Resources owns the remaining 50%. YPG wholly owns Yorkshire Holdings which wholly owns Yorkshire Electricity Group plc ("Yorkshire") an electric distribution company located in the United Kingdom. The business address of Yorkshire is Wetherby Road, Scarcroft, Leeds LS14 3HS, Great Britain. Yorkshire is one of twelve regional electricity companies in England and Wales licensed to distribute and supply electricity. It serves approximately 2.1 million customers. Yorkshire's two principal businesses are the "distribution business" and the "supply business". Yorkshire's distribution business consists of the distribution of electricity to approximately two million residential, commercial and industrial customers in its franchise area. Yorkshire's supply business consists of the purchase and supply of electricity primarily to customers within the franchise area. Yorkshire owns, manages and operates the electricity distribution network within the franchise area. Since the distribution business is substantially a regulated monopoly, virtually all electricity supplied to consumers  within the franchise  area is  transported  through  Yorkshire's distribution network. Yorkshire purchases most of its electricity requirements from third-party generators.

     Independent Power Corporation plc: NCI owns a 21.6% interest in IPC, a company organized under the laws of the United Kingdom. IPC is engaged in the business of developing, owning and operating independent generation projects outside of the U.S., primarily in Latin America and Central Asia. IPC's primary focus to date has been on purchasing interests in and operating existing projects.

 (b). State the type and amount of capital invested in the company by the registered holding company, directly or indirectly. Identify any debt or other financial obligation for which there is recourse, directly or indirectly, to the registered holding company or another system company, other than an EWG or foreign utility company by the registered holding company. Identify any transfers of assets from any system company (other than an exempt wholesale generator or foreign utility company) to an affiliate exempt wholesale generator or foreign utility company. State the market value at the time of transfer, the book value and the sale price of the transferred asset.

     Jamaica Project: Quixx acquired its interest in the Jamaica Project prior to the consummation of the merger of PSCo and SPS into NCE. Therefore, NCE has not made either a direct or indirect investment in the Quixx Jamaica Project. Moreover, in connection with the Jamaica Project, there are no debt or other financial obligations, for which there is recourse to NCE, nor has NCE made any direct or indirect guarantees in support of the project. There have been no asset transfers from any system company in connections with the Jamaica Project during the reporting period.

     Mustang Station: Quixx had contributed $450,000 to DCEA and had received payment of $5 million through December 31, 1998 as a development fee and reimbursement of development costs. Debt incurred by DCEA is non-recourse to NCE and the NCE operating companies. In connection with a credit agreement between DCEA and its lenders, Quixx as a partner is obligated to contribute approximately $7.5 million in additional capital during 1999.

     IPI: By virtue of its ownership in IPC, NCI acquired its interest in IPI with no additional investment. Debt incurred by IPI is non-recourse to NCE and the NCE operating companies. See below the discussion of debt incurred by IPC from NCI for further information.

     CIESA: By virtue of its ownership in IPI, NCI acquired its interest in CIESA with no additional investment. Debt incurred by CIESA is non-recourse to NCE and the NCE operating companies.

     Central Piedra Buena: By virtue of its ownership in CIESA, NCI acquired its interest in Central Piedra Buena with no additional investment. Debt incurred by Central Piedra Buena is non-recourse to NCE and the NCE operating companies.

     Yorkshire: NCI had contributed $362.4 million to YPG for its 50% interest in Yorkshire through December 31, 1998. Debt issued by YPG is non-recourse to NCE and the NCE operating companies.

      IPC: NCI obtained its interest in IPC for approximately $2 million. The interest was obtained in June 1997 prior to the merger of PSCo and SPS. NCI has loaned IPC $12 million with a commitment to lend an additional $3 million. Repayment of the amounts borrowed, with principal payments of $3 million will commence on December 28, 2000 and is required every six months thereafter. Interest is payable monthly, quarterly or semi-annually at the election of IPC. Interest is charged at the Eurodollar rate plus 1.25%. IPC must pay a 0.5% commitment fee on the unused portion of the commitment. All expenditures of borrowed funds made by IPC are subject to approval of NCI. In September 1997, IPC lent $12 million to IPI on the same terms and conditions as IPC's agreement with NCI.

(c) State the ratio of debt to common equity of the company and earnings of the company as of the end of the reporting period.

     Jamaica Project: KES Jamaica had approximately $4,700 of common equity and no outstanding debt as of December 31, 1998. KES Jamaica's net loss for the year ended December 31, 1998 was approximately $1.2 million.

     Mustang Station: DCEA had approximately $140 million in total debt and a partner's capital deficit of approximately $5.6 million at December 31, 1998. Denver City incurred a net loss of approximately $768,000 during 1998.

     IPI: IPI had total debt of approximately $12.0 million and a shareholder deficit of approximately $584,000 at December 31, 1998. It incurred a net operating loss of approximately $1.3 million during 1998.

     CIESA: Financial statements for this entity, converted to U.S. dollars at December 31, 1998 were not available.

     Central Piedra Buena: Financial statements for this entity, converted to U.S. dollars at December 31, 1998 were not available.

     Yorkshire: YPG had total debt of approximately $2.5 billion and common shareholders' equity of approximately $666 million at December 31, 1998 resulting in a ratio of approximately 3.75 to 1. It reported net income of approximately $76.9 million during 1998.

     IPC: IPC had total debt of approximately $12.0 million and common shareholders' equity of approximately $1.8 million resulting in a ratio of approximately 6.7 to 1. It reported a net loss of approximately $670,000 during 1998.

(d) Identify any service, sales or construction contract(s) between the company and a system company, and describe the services to be rendered or goods sold and the fees or revenues under such agreement(s).

      Quixx and NCI entered into service agreements on behalf of themselves and their subsidiaries with NCS.

Part II. See Exhibits H and I.

Part III. NCE's aggregate investment in EWG's and FUCO's is approximately $375.2 million, whihc is 22.7% of its investment in domestic public utility subsidiary companies

ITEM 10.  FINANCIAL STATEMENTS AND EXHIBITS

FINANCIAL STATEMENTS - INDEX

Description                                                         Page No.
-----------                                                         --------

Consent of Independent Public Accountants                              33

Consolidating Statement of Income of New Century Energies, Inc.
  and subsidiaries and Public Service Company of Colorado and
  subsidiaries for 1998                                                34
Consolidating Statement of Retained Earnings of New Century
 Energies, Inc. and subsidiaries and Public Service Company
 of Colorado and subsidiaries for 1998                                 36
Consolidating Statement of Cash Flows of New Century Energies,
 Inc. and subsidiaries and Public Service Company of Colorado
 and subsidiaries for 1998                                             37
Consolidating Balance Sheets of New Century Energies, Inc. and
 subsidiaries and Public Service Company of Colorado and
 subsidiaries at December 31, 1998                                     39

Consolidating financial statements of NC Enterprises, Inc., e prime, inc, Quixx Corporation, Utility Engineering Corporation and the Planergy Group are filed confidentially pursuant to Rule 104 (b).

                         CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



As independent public accountants, we hereby consent to the incorporation by reference in this Annual Report to the Securities and Exchange Commission on Form U5S of New Century Energies, Inc. for the year ended December 31, 1998, filed pursuant to the Public Utility Holding Company Act of 1935, of our reports dated February 23, 1999, covering the consolidated financial statements of New Century Energies, Inc. and subsidiaries, Public Service Company of Colorado and subsidiaries and Southwestern Public Service Company included in the New Century Energies, Inc. combined Annual Report on Form 10-K for the year ended December 31, 1998. It should be noted that we have not audited any financial statements of the Company subsequent to December 31, 1998, or performed any audit procedures subsequent to the date of our report.


                               ARTHUR ANDERSEN LLP



Denver, Colorado
April 30, 1999

                   NEW CENTURY ENERGIES, INC. AND SUBSIDIARIES
                       CONSOLIDATING STATEMENTS OF INCOME
                          Year Ended December 31, 1998
                  (Thousands of Dollars Except Per Share Data)

                                                   New             Public                                               Cheyenne
                                                 Century           Service     Southwestern     New           NC           Light,
                                               Energies, Inc.    Company of       Public      Century     Enterprises,    Fuel &
                                                 (holding         Colorado        Service     Services,       Inc.         Power
                                                  company)      (consolidated)     Company      Inc.      (consolidated)    Co.
                                                -----------      -------------  ------------  ---------   --------------  --------
Operating revenues:
   Electric                                               -       1,635,573       951,187            -       74,517        37,246
   Gas                                                    -         640,064             -            -      188,205        18,438
   Other                                                  -           8,449             -      269,347      130,496             -
                                                      -----           -----       -------      -------      -------        ------
                                                          -       2,284,086       951,187      269,347      393,218        55,684

Operating expenses:
   Fuel used in generation                                -         212,184       432,127            -            -             -
   Purchased power                                        -         589,637        23,155            -       73,431        27,385
   Cost of gas sold                                       -         380,554             -            -      175,484        12,045
   Other operating and maintenance expenses           4,099         403,292       138,679      259,668      149,000         7,404
   Depreciation and amortization                          -         180,913        78,592            -        6,565         2,647
   Taxes (other than income taxes)                      308          83,994        47,259        5,074        1,288         1,290
                                                       ----          ------        ------        -----        -----         -----
                                                      4,407       1,850,574       719,812      264,742      405,768        50,771
                                                      -----       ---------       -------      -------      -------        ------
Operating income                                     (4,407)        433,512       231,375        4,605      (12,550)        4,913

Other income and deductions:
   Merger expenses                                        -             418        (1,208)           -            -             -
   Equity in earnings of Yorkshire Power and
     other unconsolidated subsidiaries              340,403           3,446             -            -       32,655             -
   Miscellaneous income and deductions - net          4,225           2,535         8,819       (2,064)       6,426            57
                                                      -----           -----         -----       ------        -----            --
                                                    344,628           6,399         7,611       (2,064)      39,081            57

Interest charges and preferred dividends
   of subsidiaries:
   Interest on long-term debt                             -         120,082        46,471            -            -         1,631
   Other interest                                     4,118          20,849         8,925        2,444       24,304           869
   Allowance for borrowed funds used during
     construction                                         -         (12,328)       (4,943)           -            -           (76)
   Dividends on PSCo and SPS obligated
     mandatorily redeemable preferred
     securities of subsidiary trusts holding
     solely subordinated debentures of PSCo
     and SPS                                              -           9,711         7,850            -            -             -
   Dividend requirements and redemption
     premium on preferred stock of
     subsidiaries                                         -           5,332             -            -            -             -
                                                      -----           -----        ------        -----       ------         -----
                                                      4,118         143,646        58,303        2,444       24,304         2,424
                                                      -----         -------        ------        -----       ------         -----

Income before income taxes                          336,103         296,265       180,683           97        2,227         2,546

Income taxes                                         (5,854)        101,494        65,696           97      (26,634)          847
                                                     ------         -------        ------           --      -------           ---

Net income                                          341,957         194,771       114,987            -       28,861         1,699
                                                    =======         =======       =======        =====       ======         =====

Weighted average common shares outstanding:
   Basic
   Diluted
Earnings per share of common stock outstanding:
   Basic
   Diluted

                                       34

                   NEW CENTURY ENERGIES, INC. AND SUBSIDIARIES
                       CONSOLIDATING STATEMENTS OF INCOME
                          Year Ended December 31, 1998
                  (Thousands of Dollars Except Per Share Data)

                                                                                 New
                                                               Eliminations    Century
                                                   WestGas          and        Energies,
                                                   InterState,  reclassifi-      Inc.
                                                     Inc.        cation       (consolidated)
                                                   ----------   ----------    --------------
Operating revenues:
   Electric                                                -       (1,037)     2,697,486
   Gas                                                   177       (5,608)       841,276
   Other                                                   -     (336,149)        72,143
                                                        ----     --------       --------
                                                         177     (342,794)     3,610,905

Operating expenses:
   Fuel used in generation                                 -            -        644,311
   Purchased power                                         -         (721)       712,887
   Cost of gas sold                                        -       (5,500)       562,583
   Other operating and maintenance expenses               40     (324,439)       637,743
   Depreciation and amortization                          26            -        268,743
   Taxes (other than income taxes)                        (3)      (5,073)       134,137
                                                        ----       ------        -------
                                                          63     (335,733)     2,960,404
                                                        ----     --------      ---------
Operating income                                         114       (7,061)       650,501

Other income and deductions:
   Merger expenses                                         -            -           (790)
   Equity in earnings of Yorkshire Power and
     other unconsolidated subsidiaries                     -     (340,403)        36,101
   Miscellaneous income and deductions - net              18      (23,476)        (3,460)
                                                          --      -------         ------
                                                          18     (363,879)        31,851

Interest charges and preferred dividends
   of subsidiaries:
   Interest on long-term debt                              -            -        168,184
   Other interest                                          -      (30,440)        31,069
   Allowance for borrowed funds used during
     construction                                          -            -        (17,347)
   Dividends on PSCo and SPS obligated
     mandatorily redeemable preferred
     securities of subsidiary trusts holding
     solely subordinated debentures of PSCo
     and SPS                                               -            -         17,561
   Dividend requirements and redemption
     premium on preferred stock of
     subsidiaries                                          -            -          5,332
                                                       -----      -------          -----
                                                           -      (30,440)       204,799
                                                       -----      -------        -------

Income before income taxes                               132     (340,500)       477,553

Income taxes                                              47          (97)       135,596
                                                        ----        -----        -------

Net income                                                85     (340,403)       341,957
                                                        ====     ========        =======

Weighted average common shares outstanding:
   Basic                                                                         111,859
   Diluted                                                                       112,008
Earnings per share of common stock outstanding:
   Basic                                                                           $3.06
   Diluted                                                                         $3.05

                       PUBLIC SERVICE COMPANY OF COLORADO
                                AND SUBSIDIARIES
                       CONSOLIDATING STATEMENTS OF INCOME
                          Year Ended December 31, 1998
                             (Thousands of Dollars)

                                                          Public
                                                         Service                                    PS            New
                                                        Company of      1480         PSR         Colorado       Century
                                                         Colorado     Welton,     Investments,    Credit      International
                                                         (parent)       Inc.         Inc.       Corporation     Inc. (1)
                                                       -----------    -------     ------------  -----------   -------------
 Operating revenues:
     Electric                                            1,635,845           -             -            -             -
     Gas                                                   640,104           -             -            -             -
     Other                                                   8,347       8,344             -       14,208             -
                                                             -----       -----         -----       ------          ----
                                                         2,284,296       8,344             -       14,208             -

 Operating expenses:
     Fuel used in generation                               212,224           -             -            -             -
     Purchased power                                       589,637           -             -            -             -
     Cost of gas sold                                      380,554           -             -            -             -
     Other operating and maintenance expenses              409,636         518           788          454           179
     Depreciation and amortization                         179,423       1,443             -            -            41
     Taxes (other than income taxes)                        83,415         580             -            5             -
                                                            ------         ---          ----          ---          ----
                                                         1,854,889       2,541           788          459           220
                                                         ---------       -----          ----          ---          ----
 Operating income                                          429,407       5,803          (788)      13,749          (220)

 Other income and deductions:
     Merger expenses                                           418           -             -            -             -
     Equity in earnings of Yorkshire Power and
           other unconsolidated subsidiaries                17,729           -             -            -         3,446
     Miscellaneous income and deductions - net               9,985         808        (7,589)          27           192
                                                             -----         ---        ------          ---           ---
                                                            28,132         808        (7,589)          27         3,638

 Interest charges and preferred dividends of subsidiaries:
     Interest on long-term debt                            110,221       4,136             -        6,016             -
     Other interest                                         31,834          12            18        3,744           192
     Allowance for borrowed funds used during construction (12,328)          -             -            -             -
     Dividends on PSCo and SPS obligated mandatorily
       redeemable preferred securities of subsidiary
       trusts holding solely subordinated debentures
       of PSCo and SPS                                       9,711           -             -            -             -
     Dividend requirements and redemption premium on
       preferred stock of subsidiaries                       5,332           -             -            -             -
                                                             -----        ----         -----        -----          ----
                                                           144,770       4,148            18        9,760           192
                                                           -------       -----         -----        -----           ---

 Income before income taxes                                312,769       2,463        (8,395)       4,016         3,226

 Income taxes                                              117,998         883       (19,232)       1,487           427
                                                           -------        ----       -------        -----           ---

 Net income                                                194,771       1,580        10,837        2,529         2,799
                                                           =======       =====        ======        =====         =====


(1) Includes the results of operations for the three months ended March 31,1998

                       PUBLIC SERVICE COMPANY OF COLORADO
                                AND SUBSIDIARIES
                       CONSOLIDATING STATEMENTS OF INCOME
                          Year Ended December 31, 1998
                             (Thousands of Dollars)


                                                               Fuel
                                                             Resources      Elimina-        Public
                                                             Development      tions         Service
                                                               Company        and          Company of
                                                            (A dissolved    reclassi-       Colorado
                                                              company)      fication     (consolidated)
                                                             -----------    ---------    --------------
 Operating revenues:
     Electric                                                    -            (272)       1,635,573
     Gas                                                         -             (40)         640,064
     Other                                                       -         (22,450)           8,449
                                                               ---         -------            -----

                                                                 -         (22,762)       2,284,086

 Operating expenses:
     Fuel used in generation                                     -             (40)         212,184
     Purchased power                                             -               -          589,637
     Cost of gas sold                                            -               -          380,554
     Other operating and maintenance expenses                  232          (8,515)         403,292
     Depreciation and amortization                               6               -          180,913
     Taxes (other than income taxes)                            (6)              -           83,994
                                                               ---            ----           ------
                                                               232          (8,555)       1,850,574
                                                               ---          ------        ---------
 Operating income                                             (232)        (14,207)         433,512

 Other income and deductions:
     Merger expenses                                             -               -              418
     Equity in earnings of Yorkshire Power and
           other unconsolidated subsidiaries                     -         (17,729)           3,446
     Miscellaneous income and deductions - net                 147          (1,035)           2,535
                                                               ---          ------            -----
                                                               147         (18,764)           6,399

 Interest charges and preferred dividends of subsidiaries:
     Interest on long-term debt                                  -            (291)         120,082
     Other interest                                              -         (14,951)          20,849
     Allowance for borrowed funds used during construction       -               -          (12,328)
     Dividends on PSCo and SPS obligated mandatorily
       redeemable preferred securities of subsidiary
       trusts holding solely subordinated debentures
       of PSCo and SPS                                           -               -            9,711
     Dividend requirements and redemption premium on
       preferred stock of subsidiaries                           -               -            5,332
                                                              ----          ------            -----
                                                                 -         (15,242)         143,646
                                                              ----         -------          -------

 Income before income taxes                                    (85)        (17,729)         296,265

 Income taxes                                                  (69)              -          101,494
                                                              ----           -----          -------

 Net income                                                    (16)        (17,729)         194,771
                                                              ====         =======          =======

(1) Includes the results of operations for the three months ended March 31,1998

                   NEW CENTURY ENERGIES, INC. AND SUBSIDIARIES
                  CONSOLIDATING STATEMENTS OF RETAINED EARNINGS
                      For the Year Ended December 31, 1998
                             (Thousands of Dollars)

                                               New
                                             Century      Public       South-
                                             Energies,    Service      western     New         NC             Cheyenne
                                               Inc.       Company of   Public    Century    Enterprises,      Light,       WestGas
                                            (holding      Colorado     Service   Services,     Inc.           Fuel &     InterState,
                                             company)  (consolidated)  Company     Inc.     (consolidated)    Power Co.     Inc.
                                             --------  --------------  -------     ----     --------------    ---------     ----
Retained earnings at beginning of year        659,050     319,280      349,988         -       (6,824)        17,312        141
Net income available for common shareholders  341,957     194,771      114,987         -       28,861          1,699         85
Common stock dividends and other             (260,330)   (188,838)     (75,157)        -           (1)             -          -
                                             --------    --------      -------      ----       ------         ------        ---
Retained earnings at end of year              740,677     325,213      389,818         -       22,036         19,011        226
                                              =======     =======      =======      ====       ======         ======        ===


               PUBLIC SERVICE COMPANY OF COLORADO AND SUBSIDIARIES
                  CONSOLIDATING STATEMENTS OF RETAINED EARNINGS
                      For the Year Ended December 31, 1998
                             (Thousands of Dollars)

                                      Public                                                New         Fuel
                                      Service                    PSR          PS          Century      Resources        Elimination
                                     Company of      1480       Invest     Colorado        Inter-      Development         and
                                     Colorado       Welton,     -ments,      Credit       national     Company (a       reclassifi-
                                     (parent)        Inc.        Inc.      Corporation    Inc. (1)    dissolved corp.    cations
                                     --------        ----        ----      -----------    --------    ---------------    -------
 Retained earnings at beginning
   of year                             319,280       1,120         698            -       (74,619)      (42,459)          115,260
 Net income available for common
  shareholers                          194,771       1,580      10,837        2,529         2,799           (16)          (17,729)
 Common stock dividends and other     (188,838)     (2,591)     (9,501)      (2,529)       71,820             -           (57,199)
                                      --------      ------      ------       ------        ------         -----           -------
 Retained earnings at end of year      325,213         109       2,034            -             -       (42,475)           40,332
                                       =======         ===       =====         ====          ====       =======            ======

 (1) Sold to NC Enterprises, Inc. on March 31, 1998.

                   NEW CENTURY ENERGIES, INC. AND SUBSIDIARIES
                  CONSOLIDATING STATEMENTS OF RETAINED EARNINGS
                      For the Year Ended December 31, 1998
                             (Thousands of Dollars)


                                                Eliminations      New Century
                                                    and          Energies, Inc.
                                              reclassifications  (consolidated)
                                              -----------------  --------------

Retained earnings at beginning of year            (679,897)         659,050
Net income available for common shareholders      (340,403)         341,957
Common stock dividends and other                   263,996         (260,330)
                                                   -------         --------
Retained earnings at end of year                  (756,304)         740,677
                                                  ========          =======


               PUBLIC SERVICE COMPANY OF COLORADO AND SUBSIDIARIES
                  CONSOLIDATING STATEMENTS OF RETAINED EARNINGS
                      For the Year Ended December 31, 1998
                             (Thousands of Dollars)


                                                         Public
                                                         Service
                                                        Company of
                                                         Colorado
                                                       (consolidated)
                                                       -------------
 Retained earnings at beginning
   of year                                               319,280
 Net income available for common
  shareholers                                            194,771
 Common stock dividends and other                       (188,838)
                                                        --------
 Retained earnings at end of year                        325,213
                                                         =======
(1) Sold to NC Enterprises, Inc. on March 31, 1998.

                   NEW CENTURY ENERGIES, INC. AND SUBSIDIARIES
                      CONSOLIDATING STATEMENT OF CASH FLOWS
                          Year Ended December 31, 1998
                             (Thousands of Dollars)

                                                       New
                                                      Century         Public        South-                    NC         Cheyenne
                                                      Energies,       Service       western      New        Enter-         Light,
                                                        Inc.         Company of     Public     Century      prises,        Fuel &
                                                     (holding         Colorado      Service    Services,     Inc.          Power
                                                      company)     (consolidated)   Company      Inc.     (consolidated)    Co.
                                                     ---------      ------------  -----------  ---------  -------------  ---------
Operating activities:
  Net income                                          341,957          200,103      114,987           -      28,861        1,699
  Adjustments to reconcile net income to net
   cash provided by (used in) operating activities:
     Depreciation and amortization                          -          186,620       83,103           -       7,439        2,694
     Amortization of investment tax credits                 -           (4,896)        (250)          -           -          (76)
     Deferred income taxes                                272            7,092       (8,600)       (584)      7,279          493
     Equity in earnings of Yorkshire Power and
        other unconsolidated subsidiaries, net        (76,409)          (3,446)           -           -     (30,753)           -
     Change in accounts receivable                    (14,803)          21,540       20,358     113,275     (14,613)       3,836
     Change in inventories                                  -           (6,553)        (625)          -        (475)         168
     Change in other current assets                         -            7,937       27,300     (11,035)     (7,929)        (432)
     Change in accounts payable                        (6,743)           9,148      (43,190)   (102,238)     10,103          740
     Change in other current liabilities               12,023           22,957       31,699       5,695         908         (428)
     Change in deferred amounts                          (999)         (18,289)      30,309       2,863     (12,793)        (173)
     Change in noncurrent liabilities                       -             (995)           -       2,553         616           85
     Other                                                  -                -        3,358           -           -            -
                                                      -------           ------        -----       -----         ---          ---
      Net cash provided by (used in) operating
       activities                                     255,298          421,218      258,449      10,529     (11,357)       8,606

Investing activities:
  Construction expenditures                                 -         (504,727)     (92,218)        127      (2,448)      (9,706)
  Proceeds from disposition of property, plant
    and equipment                                           -            9,102       (2,897)          -       3,379         (215)
  Payment for purchase of companies, net of
    cash acquired                                           -                -            -           -     (13,725)           -
  Payment received on note receivable from NC
    Enterprises                                             -          100,000            -           -           -            -
  Capital contributed to subsidiaries                (124,000)               -            -           -           -            -
  Purchase of other investments                             -           (1,345)        (673)          -      (4,838)           -
  Sale of other investments                                 -            4,101          820           -         545            -
                                                     --------            -----         ----        ----         ---        -----
      Net cash provided by (used in) investing
       activities                                    (124,000)        (392,869)     (94,968)        127     (17,087)      (9,921)

Financing activities:
  Proceeds from sale of common stock                  161,823                -            -           -           -            -
  Contribution of capital by NCE                            -                -            -           -     124,000            -
  Proceeds from sale of long-term debt                      -          247,025            -           -       3,443            -
  Repayment of note payable to PSCo                         -                                              (100,000)
  Proceeds from the sale of PSCo obligated
     mandatorily redeemable preferred
     securities of subsidiary trust holding
     solely subordinated debentures of PSCo                 -          187,700            -           -           -            -
  Redemption of long-term debt                              -         (157,737)        (179)          -      (1,406)           -
  Short-term borrowings - net                         (61,063)          66,195      (85,242)          -           -            -
  Intercompany loan - net                              12,050                -            -     (20,800)      7,975          775
  Redemption of preferred stock of PSCo                     -         (181,824)           -           -           -            -
  Dividends on common stock                          (256,426)        (180,430)     (77,696)          -           -            -
  Dividends and redemption premium on
     preferred stock                                        -           (8,261)           -           -           -            -
                                                        -----           ------       ------     -------       -----         ----
      Net cash provided by (used in) financing
        activities                                   (143,616)         (27,332)    (163,117)    (20,800)     34,012          775
                                                     --------          -------     --------     -------      ------          ---
      Net increase (decrease) in cash and temporary
       cash investments                               (12,318)           1,017          364     (10,144)      5,568         (540)
         Cash and temporary cash investments at
          beginning of year                            13,137           18,909          986      10,594      27,450        1,230
                                                       ======           ======        =====      ======      ======        =====
     Cash and temporary cash investments at
          end of year                                     819           19,926        1,350         450      33,018          690
                                                          ===           ======        =====         ===      ======         ====

                   NEW CENTURY ENERGIES, INC. AND SUBSIDIARIES
                      CONSOLIDATING STATEMENT OF CASH FLOWS
                          Year Ended December 31, 1998
                             (Thousands of Dollars)

                                                                           Elimina         New
                                                               WestGas      -tion        Century
                                                               Inter-        and         Energies,
                                                               State,      reclassifi      Inc.
                                                                Inc.       -cation     (consolidated)
                                                               -------    -----------  --------------
Operating activities:
  Net income
  Adjustments to reconcile net income to net                     85        (345,735)     341,957
   cash provided by (used in) operating activities
     Depreciation and amortization
     Amortization of investment tax credits                      26             (53)     279,829
     Deferred income taxes                                        -               -       (5,222)
     Equity in earnings of Yorkshire Power and                   (4)            300        6,248
        other unconsolidated subsidiaries, net
     Change in accounts receivable                                -          76,409      (34,199)
     Change in inventories                                        4        (127,571)       2,026
     Change in other current assets                               -               -       (7,485)
     Change in accounts payable                                   -           1,124       16,965
     Change in other current liabilities                          2         118,474      (13,704)
     Change in deferred amounts                                 (17)         (2,929)      69,908
     Change in noncurrent liabilities                             1            (179)         740
     Other                                                        -             130        2,389
                                                                  -          (3,271)          87
      Net cash provided by (used in) operating                 ----          ------         ----
       activities
                                                                 97        (283,301)     659,539
Investing activities:
  Construction expenditures
  Proceeds from disposition of property, plant                    -               -     (608,972)
    and equipment
  Payment for purchase of companies, net of                       -               -        9,369
    cash acquired
  Payment received on note receivable from NC                     -               -      (13,725)
    Enterprises
  Capital contributed to subsidiaries                             -        (100,000)           -
  Purchase of other investments                                   -         124,000            -
  Sale of other investments                                       -             725       (6,131)
                                                                  -               -        5,466
      Net cash provided by (used in) investing                 ----          ------        -----
       activities
                                                                  -          24,725     (613,993)
Financing activities:
  Proceeds from sale of common stock
  Contribution of capital by NCE                                  -               -      161,823
  Proceeds from sale of long-term debt                            -        (124,000)           -
  Repayment of note payable to PSCo                               -              29      250,497
  Proceeds from the sale of PSCo obligated                                  100,000            -
     mandatorily redeemable preferred
     securities of subsidiary trust holding
     solely subordinated debentures of PSCo
  Redemption of long-term debt                                    -               -      187,700
  Short-term borrowings - net                                     -              (1)    (159,323)
  Intercompany loan - net                                         -          16,161      (63,949)
  Redemption of preferred stock of PSCo                                           -            -
  Dividends on common stock                                       -               -     (181,824)
  Dividends and redemption premium on                             -         258,126     (256,426)
     preferred stock
                                                                  -           8,261            -
                                                               ----           -----         ----
      Net cash provided by (used in) financing
        activities                                                -         258,576      (61,502)
                                                               ----         -------      -------
      Net increase (decrease) in cash and temporary
       cash investments                                          97               -      (15,956)
         Cash and temporary cash investments at
          beginning of year                                     317               -       72,623
                                                               ====          ======       ======
     Cash and temporary cash investments at
          end of year                                           414               -       56,667
                                                               ====          ======       ======

       PUBLIC SERVICE COMPANY OF COLORADO AND SUBSIDIARIES
              CONSOLIDATING STATEMENT OF CASH FLOWS
                   Year Ended December 31, 1998
                      (Thousands of Dollars)

                                                      Public                                           New        Fuel
                                                      Service                 PSR         PS         Century    Resources
                                                      Company of  1480       Invest-   Colorado       Inter-    Development Co.
                                                      Colorado    Welton,    ments      Credit       national   (a,dissolved
                                                      (parent)     Inc.       Inc.    Corporation    Inc. (1)   Colorado corp.)
                                                      ---------  --------  ---------  -----------   ---------  ----------------
Operating activities:
  Net income                                          200,103      1,580     10,837      2,529         2,799          (16)
  Adjustments to reconcile net income to net
    cash provided by operating activities:
      Depreciation and amortization                   184,887      1,480          -        206            41            6
      Amortization of investment tax credits           (4,837)       (59)         -          -             -            -
      Deferred income taxes                             7,666       (236)         -          -             -         (338)
      Equity in earnings of Yorkshire Power and
         other unconsolidated subsidiaries, net        (3,109)         -          -          -        (3,446)           -
      Change in accounts receivable                  (169,481)       198       (493)    49,252          (192)          23
      Change in inventories                            (6,553)         -          -     (1,497)            -            -
      Change in other current assets                    7,753         (3)        12         (3)            -          178
      Change in accounts payable                      180,539       (138)    (1,441)   (26,760)          371          310
      Change in other current liabilities              24,064          -       (514)      (796)          427         (224)
      Change in deferred amounts                      (18,289)         -          -          -             -            -
      Change in noncurrent liabilities                   (995)         -          -          -             -            -
      Other                                                 -          -          -          -             -            -
                                                        -----      -----      -----      -----         -----        -----
    Net cash provided by (used in)
      operating activities                            401,748      2,822      8,401     22,931             -          (61)

Investing activities:
  Construction expenditures                          (504,727)         -          -          -             -            -
  Proceeds from disposition of property, plant
    and equipment                                       9,102          -          -          -             -            -
  Payment for purchase of companies, net of
   cash acquired                                            -          -          -          -             -            -
  Payment received on note receivable from
    NC Enterprises                                    100,000          -          -          -             -            -
  Capital contributed to subsidiaries                       -          -          -          -             -            -
  Purchase of other investments                        (6,837)         -       (508)         -             -            -
  Sale of other investments                             6,539          -          -          -             -            -
                                                         ----      -----      -----      -----         -----       ------
    Net cash provided by (used in)
     investing activities                            (395,923)         -       (508)         -             -            -

Financing activities:
  Proceeds from sale of common stock                        -          -          -     (2,437)            -            -
  Contribution of capital by NCE                            -          -          -          -             -            -
  Proceeds from sale of long-term debt                253,274                     -       (249)            -            -
  Repayment of note payable to PSCo                         -          -          -          -             -            -
  Proceeds from sale of PSCo obligated
    mandatorily redeemable preferred
    securities subsidiary trust holding
    solely subordinated debentures of PSCo            187,700          -          -          -             -            -
  Redemption of long-term debt                       (157,337)      (400)         -          -             -            -
  Short-term borrowings - net                          84,070          -          -    (17,875)            -            -
  Intercompany loan - net                                   -          -          -          -             -            -
  Retirement of preferred stock of PSCo              (181,824)         -          -          -             -            -
  Dividends on common stock                          (180,430)    (2,594)    (9,500)    (2,529)            -            -
  Dividends and redemption premium on
    preferred stock                                    (8,261)         -          -          -             -            -
                                                       ------      -----      -----     ------         -----       ------
    Net cash provided by (used in) financing
      activities                                       (2,808)    (2,994)    (9,500)   (23,090)            -            -
                                                        -----     ------     ------    -------          ----        -----
    Net increase (decrease) in cash and temporary
      cash investments                                  3,017       (172)    (1,607)      (159)            -          (61)
    Cash and temporary cash investments at
      beginning year                                   15,555        266      1,554        166             -        1,368
                                                       ======        ===      =====       ====          ====        =====
    Cash and temporary cash investments at
      end of year                                      18,572         94        (53)         7             -        1,307
                                                       ======         ==        ===       ====          ====        =====

       PUBLIC SERVICE COMPANY OF COLORADO AND SUBSIDIARIES
              CONSOLIDATING STATEMENT OF CASH FLOWS
                   Year Ended December 31, 1998
                      (Thousands of Dollars)


                                                     Elimina-      Public
                                                      tions        Service
                                                       and        Company of
                                                      reclass-    and Colorado
                                                     ifications  (consolidated)
                                                    -----------   ------------
Operating activities:
  Net income                                          (17,729)     200,103
  Adjustments to reconcile net income to net
    cash provided by operating activities:
      Depreciation and amortization                         -      186,620
      Amortization of investment tax credits                -       (4,896)
      Deferred income taxes                                 -        7,092
      Equity in earnings of Yorkshire Power and
         other unconsolidated subsidiaries, net         3,109       (3,446)
      Change in accounts receivable                   142,234       21,540
      Change in inventories                             1,497       (6,553)
      Change in other current assets                        -        7,937
      Change in accounts payable                     (143,733)       9,148
      Change in other current liabilities                   -       22,957
      Change in deferred amounts                            -      (18,289)
      Change in noncurrent liabilities                      -         (995)
      Other                                                 -            -
                                                       ------         ----
    Net cash provided by (used in)
      operating activities                            (14,622)     421,218

Investing activities:
  Construction expenditures                                 -     (504,727)
  Proceeds from disposition of property, plant
    and equipment                                           -        9,102
  Payment for purchase of companies, net of
   cash acquired                                            -            -
  Payment received on note receivable from
    NC Enterprises                                          -      100,000
  Capital contributed to subsidiaries                       -            -
  Purchase of other investments                         6,000       (1,345)
  Sale of other investments                            (2,438)       4,101
                                                       ------        -----
    Net cash provided by (used in)
     investing activities                               3,562     (392,869)

Financing activities:
  Proceeds from sale of common stock                    2,437            -
  Contribution of capital by NCE                            -            -
  Proceeds from sale of long-term debt                 (6,000)     247,025
  Repayment of note payable to PSCo                         -            -
  Proceeds from sale of PSCo obligated
    mandatorily redeemable preferred
    securities subsidiary trust holding
    solely subordinated debentures of PSCo                  -      187,700
  Redemption of long-term debt                              -     (157,737)
  Short-term borrowings - net                               -       66,195
  Intercompany loan - net                                   -            -
  Retirement of preferred stock of PSCo                     -     (181,824)
  Dividends on common stock                            14,623     (180,430)
  Dividends and redemption premium on
    preferred stock                                         -       (8,261)
                                                       ------       ------
    Net cash provided by (used in) financing
      activities                                       11,060      (27,332)
                                                       ------      -------
    Net increase (decrease) in cash and temporary
      cash investments                                      -        1,017
    Cash and temporary cash investments at
      beginning year                                        -       18,909
                                                        =====       ======
    Cash and temporary cash investments at
      end of year                                           -       19,926
                                                        =====       ======

                   NEW CENTURY ENERGIES, INC. AND SUBSIDIARIES
                           CONSOLIDATING BALANCE SHEET
                                December 31, 1998
                             (Thousands of Dollars)



                                                                                         South-
                                                                   Public Service        western                       NC
                                                 New Century       Company of            Public       New Century      Enterprises
                                                 Energies, Inc.    Colorado              Service      Services,        Inc.
                                                 (holding company) (consolidated)        Company      Inc.            (consolidated)
                                                 ----------------  --------------        -------      -----------     --------------
                        ASSETS

 Property, plant and equipment, at cost:
      Electric                                               -          4,369,134      2,665,115              -                  -
      Gas                                                    -          1,171,198            -                -                6,661
      Steam and other                                        -             71,986            -                -               39,691
      Common to all departments                              -            418,484            -                -                  -
      Construction in progress                               -            264,752        121,407            (118)                 86
                                                 ---------------  ---------------   ------------      -----------      -------------
                                                             -          6,295,554      2,786,522            (118)             46,438
      Less:  accumulated depreciation                        -          2,241,165      1,057,183              -               20,452
                                                 ---------------  ---------------   ------------      -----------      -------------
        Total property, plant and equipment                  -          4,054,389      1,729,339            (118)             25,986
                                                 ---------------  ---------------   ------------      -----------      -------------


 Investments, at cost:
      Investment in Yorkshire Power and
          other unconsolidated subsidiaries            2,573,488              -              -                -              340,874
      Notes receivable from affiliates                    60,500          192,620        119,036              -                  -
      Other                                                  -             22,664          5,591              -               37,022
                                                 ---------------  ---------------    -----------    -------------      -------------
        Total investments                              2,633,988          215,284        124,627              -              377,896
                                                 ---------------  ---------------    -----------    -------------      -------------

 Current assets:
      Cash and temporary cash investments                    819           19,926          1,350              450             33,018
      Accounts receivable, less reserve for
          uncollectible accounts                          75,910          172,587         76,190           32,638            101,063
      Accrued unbilled revenues                              -            119,856          9,373              -                   33
      Recoverable purchased gas and electric
          energy costs - net                                 -             62,761            -                -                  -
      Materials and supplies, at average cost                -             47,881         16,970              -                3,860
      Fuel inventory, at average cost                        -             22,361          2,293              -                  -
      Gas in underground storage, at cost
          (LIFO)                                             -             51,779            -                -                  -
      Prepaid expenses and other                             -             46,523         11,361           20,911             19,857
                                                 ---------------  ---------------    -----------    -------------      -------------
        Total current assets                              76,729          543,674        117,537           53,999            157,831
                                                 ---------------  ---------------    -----------    -------------      -------------

 Deferred charges:
      Regulatory assets                                      -            269,112        111,971              -                  -
      Unamortized debt expense                               -             17,874          8,767              -                  154
      Other                                                  979           77,303         37,623            1,366             52,675
                                                 ---------------  ---------------    -----------    -------------      -------------
        Total deferred charges                               979          364,289        158,361            1,366             52,829
                                                 ---------------  ---------------    -----------    -------------      -------------
                                                       2,711,696        5,177,636      2,129,864           55,247            614,542
                                                 ===============  ===============    ===========    =============      =============

                                       39

                   NEW CENTURY ENERGIES, INC. AND SUBSIDIARIES
                           CONSOLIDATING BALANCE SHEET
                                December 31, 1998
                             (Thousands of Dollars)

                                                                                  Eliminations
                                                 Cheyenne Light      WestGas      and              New Century
                                                 Fuel & Power        InterState,  reclassi-        Energies, Inc.
                                                 Co.                 Inc.         ficatons         (consolidated)
                                                 --------------      -----------  -------------    --------------

                        ASSETS

 Property, plant and equipment, at cost:
      Electric                                           62,821             -              -            7,097,070
      Gas                                                32,746             -              -            1,210,605
      Steam and other                                        12             -              (69)           111,620
      Common to all departments                           4,151              652           -              423,287
      Construction in progress                            4,973             -              -              391,100
                                                  -------------      -----------    -----------    --------------
                                                        104,703              652           (69)         9,233,682
      Less:  accumulated depreciation                    32,692              167           -            3,351,659
                                                  -------------      -----------    -----------    --------------
        Total property, plant and equipment              72,011              485           (69)         5,882,023
                                                  -------------      -----------    -----------    --------------


 Investments, at cost:
      Investment in Yorkshire Power and
          other unconsolidated subsidiaries                 -               -       (2,573,488)           340,874
      Notes receivable from affiliates                      -               -         (372,156)               -
      Other                                                  11             -             (726)            64,562
                                                  -------------      -----------    -----------    --------------
        Total investments                                    11             -       (2,946,370)           405,436
                                                  -------------      -----------    -----------    --------------

 Current assets:
      Cash and temporary cash investments                   690              414           -               56,667
      Accounts receivable, less reserve for
          uncollectible accounts                          3,312                2      (142,557)           319,145
      Accrued unbilled revenues                           1,193              -             -              130,455
      Recoverable purchased gas and electric
          energy costs - net                              3,393              -             -               66,154
      Materials and supplies, at average cost               587              -             -               69,298
      Fuel inventory, at average cost                       -                -              (1)            24,653
      Gas in underground storage, at cost
          (LIFO)                                            845              -             -               52,624
      Prepaid expenses and other                             20              -         (15,111)            83,561
                                                  -------------      -----------    -----------    --------------
        Total current assets                             10,040              416      (157,669)           802,557
                                                  -------------      -----------    -----------    --------------

 Deferred charges:
      Regulatory assets                                     549              -             -              381,632
      Unamortized debt expense                              613              -             -               27,408
      Other                                                 651              -            2,311           172,908
                                                  -------------      -----------    -----------    --------------
        Total deferred charges                            1,813              -            2,311           581,948
                                                  -------------      -----------    -----------    --------------
                                                         83,875              901    (3,101,797)         7,671,964
                                                  =============      ===========    ===========    ==============

                                       39

                   NEW CENTURY ENERGIES, INC. AND SUBSIDIARIES
                           CONSOLIDATING BALANCE SHEET
                                December 31, 1998
                             (Thousands of Dollars)



                                                                                         South-
                                                                   Public Service        western                       NC
                                                 New Century       Company of            Public       New Century      Enterprises
                                                 Energies, Inc.    Colorado              Service      Services,        Inc.
                                                 (holding company) (consolidated)        Company      Inc.            (consolidated)
                                                 ----------------- --------------   ------------      -----------     --------------

                CAPITAL AND LIABILITIES

 Common stock                                            1,866,386      1,302,119        348,402                1            155,367
 Retained earnings                                         740,677        325,213        389,818              -               22,036
 Accumulated comprehensive income                            7,764            -              -                -                7,764
                                                 ----------------- --------------   ------------      -----------     --------------
      Total common equity                                2,614,827      1,627,332        738,220                1            185,167

 PSCo and SPS obligated mandatorily redeemable
      preferred securities of subsidiary trust
      holding solely subordinated debentures
      of PSCo and SPS                                          -          194,000        100,000              -                  -
 Long-term debt of subsidiaries                                -        1,643,130        530,618              -              333,927
                                                 ----------------- --------------   ------------      -----------     --------------
                                                         2,614,827      3,464,462      1,368,838                1            519,094
                                                 ----------------- --------------   ------------      -----------     --------------

 Noncurrent liabilities:
      Employees' postretirement benefits
          other than pensions                                  -           55,537          5,941              -                   81
      Employees' postemployment benefits                       -           27,195          3,571              -                  -
                                                 ----------------- --------------   ------------      -----------     --------------
        Total noncurrent liabilities                           -           82,732          9,512              -                   81
                                                 ----------------- --------------   ------------      -----------     --------------

 Current liabilities:
      Notes payable and commercial paper                    36,437        402,795         94,162           25,150                -
      Long-term debt due within one year                       -           44,481         90,113              -                3,571
      Accounts payable                                    (10,087)        226,712         64,275           11,593             59,510
      Obligation to return accounts receivable                 -              -              -                -                  -
      Dividends payable                                     69,271         46,461         20,007              -                  -
      Recovered electric energy costs - net                    -              -           18,760              -                  -
      Customers' deposits                                      -           23,902          5,904              -                  694
      Accrued taxes                                             77         57,848         37,646            (598)            (9,506)
      Accrued interest                                         826         36,729         12,273              -                  -
      Current portion of accumulated deferred
          income taxes                                         -            8,142            -               (72)              (195)
      Other                                                    -           68,729         18,011           14,175             18,914
                                                 ----------------- --------------   ------------      -----------     --------------
        Total current liabilities                           96,524        915,799        361,151           50,248             72,988
                                                 ----------------- --------------   ------------      -----------     --------------

 Deferred credits:
      Customers' advances for construction                     -           54,260            361              -                  -
      Unamortized investment tax credits                       -           94,459          5,219              -                  -
      Accumulated deferred income taxes                        272        538,581        380,655            1,375             20,718
      Other                                                     73         27,343          4,128            3,623              1,661
                                                 ----------------- --------------   ------------      -----------     --------------
        Total deferred credits                                 345        714,643        390,363            4,998             22,379
                                                 ----------------- --------------   ------------      -----------     --------------

                                                         2,711,696      5,177,636      2,129,864           55,247            614,542
                                                 ================= ==============   ============      ===========     ==============

                                       40

                   NEW CENTURY ENERGIES, INC. AND SUBSIDIARIES
                           CONSOLIDATING BALANCE SHEET
                                December 31, 1998
                             (Thousands of Dollars)


                                                                                  Eliminations
                                                 Cheyenne Light      WestGas      and              New Century
                                                 Fuel & Power        InterState,  reclassi-        Energies, Inc.
                                                 Co.                 Inc.         ficatons         (consolidated)
                                                 --------------      -----------  -------------    --------------

                CAPITAL AND LIABILITIES

 Common stock                                             3,000              600    (1,809,489)         1,866,386
 Retained earnings                                       19,011              226      (756,304)           740,677
 Accumulated comprehensive income                           -                -          (7,764)             7,764
                                                 --------------      -----------  -------------    --------------
      Total common equity                                22,011              826    (2,573,557)         2,614,827

 PSCo and SPS obligated mandatorily redeemable
      preferred securities of subsidiary trust
      holding solely subordinated debentures
      of PSCo and SPS                                       -                -              -             294,000
 Long-term debt of subsidiaries                          29,001              -        (331,131)         2,205,545
                                                 --------------      -----------  -------------    --------------
                                                         51,012              826    (2,904,688)         5,114,372
                                                 --------------      -----------  -------------    --------------

 Noncurrent liabilities:
      Employees' postretirement benefits
          other than pensions                               173              -              -              61,732
      Employees' postemployment benefits                    560              -              -              31,326
                                                 --------------      -----------  -------------    --------------
        Total noncurrent liabilities                        733              -              -              93,058
                                                 --------------      -----------  -------------    --------------

 Current liabilities:
      Notes payable and commercial paper                 15,875              -         (50,025)           524,394
      Long-term debt due within one year                    -                -              -             138,165
      Accounts payable                                    6,858              (2)       (73,779)           285,080
      Obligation to return accounts receivable              -                -              -                 -
      Dividends payable                                     -                -         (66,468)            69,271
      Recovered electric energy costs - net                 -                -              -              18,760
      Customers' deposits                                   293              -              -              30,793
      Accrued taxes                                        (85)                2            -              85,384
      Accrued interest                                      401              -              -              50,229
      Current portion of accumulated deferred
          income taxes                                      269              -          (6,113)             2,031
      Other                                                 884                3            -             120,716
                                                 --------------      -----------  -------------    --------------
        Total current liabilities                        24,495                3      (196,385)         1,324,823
                                                 --------------      -----------  -------------    --------------

 Deferred credits:
      Customers' advances for construction                  779              -              -              55,400
      Unamortized investment tax credits                  1,247              -              -             100,925
      Accumulated deferred income taxes                   5,575               71            -             947,247
      Other                                                  34                1          (724)            36,139
                                                 --------------      -----------  -------------    --------------
        Total deferred credits                            7,635               72          (724)         1,139,711
                                                 --------------      -----------  -------------    --------------

                                                         83,875              901    (3,101,797)         7,671,964
                                                 ==============      ===========  =============    ==============

                                       40

               PUBLIC SERVICE COMPANY OF COLORADO AND SUBSIDIARIES
                           CONSOLIDATING BALANCE SHEET
                               December 31, 1998
                             (Thousands of Dollars)

                                                       Public                                            New         Green
                                                       Service                   PSR         PS        Century        and
                                                      Company of      1480     Invest-   Colorado     Interna-      Clear
                                                       Colorado      Welton,    ment       Credit      tional,      Lakes
                                                       (parent)        Inc.      Inc.    Corporation     Inc.       Company
                                                       --------      -------     ----    -----------   -------     -------
                       ASSETS

Property, plant and equipment, at cost:
  Electric                                         4,369,109              -         -           -            -           25
  Gas                                              1,171,167              -         -           -            -            -
  Steam and other                                     70,299          1,610         -           -            -            -
  Common to all departments                          363,379         55,105         -           -            -            -
  Construction in progress                           264,752              -         -           -            -            -
                                                 -----------        -------    ------      ------      -------      -------
                                                   6,238,706         56,715         -           -            -           25
  Less:  accumulated depreciation                  2,222,714         18,429         -           -            -            -
                                                 -----------        -------    ------      ------      -------      -------
    Total property, plant and equipment            4,015,992         38,286         -           -            -           25
                                                 -----------         ------    ------      ------      -------      -------


Investments, at cost:
  Investment in Yorkshire Power and other
    unconsolidated subsidiaries                       38,233              -         -           -            -            -
  Notes receivable from affiliates                   192,620              -         -           -            -            -
  Other                                               25,016              -     3,648           -            -            -
                                                 -----------         ------    ------      ------        -----      -------
    Total investments                                255,869              -     3,648           -            -            -
                                                 -----------         ------    ------      ------        -----      -------

Current assets:
  Cash and temporary cash investments                 18,572             94       (53)          6            -            -
   Accounts receivable, less reserve for
    uncollectible accounts                           173,623            258        499    322,603            -            -
   Accrued unbilled revenues                         119,856              -          -          -            -            -
    Recoverable purchased gas and electric
     energy costs                                     62,761              -          -          -            -            -
   Materials and supplies, at average cost            47,881              -          -          -            -            -
   Fuel inventory, at average cost                    22,361              -          -     22,296            -            -
   Gas in underground storage, at cost (LIFO)         51,779              -          -          -            -            -
   Prepaid expenses and other                         45,927         12,079        494         88            -            -
                                                   ---------         ------    -------    -------       ------      -------
     Total current assets                            542,760         12,431        940    344,993            -            -
                                                   ---------         ------    -------    -------       ------      -------

Deferred charges:
  Regulatory assets                                  269,112              -          -          -            -            -
  Unamortized debt expense                            17,034            646          -        194            -            -
  Other                                               77,303              -          -          -            -            -
                                                  ----------         ------    -------    -------        -----      -------
    Total deferred charges                           363,449            646          -        194            -            -
                                                  ----------         ------    -------    -------        -----      -------
                                                   5,178,070         51,363      4,588    345,187            -           25
                                                  ==========         ======    =======    =======        =====      =======

                                       41

               PUBLIC SERVICE COMPANY OF COLORADO AND SUBSIDIARIES
                           CONSOLIDATING BALANCE SHEET
                               December 31, 1998
                             (Thousands of Dollars)

                                                      Fuel           Elimina-       Public
                                                    Resources         tions         Service
                                                  Development Co.      and         Company of
                                                  (a dissolved      reclassifi-     Colorado
                                                  Colorado Corp.)    cations     (consolidated)
                                                  --------------    -----------  --------------
                       ASSETS

Property, plant and equipment, at cost:
  Electric                                                -                -       4,369,134
  Gas                                                    31                -       1,171,198
  Steam and other                                         -               77          71,986
  Common to all departments                               -                -         418,484
  Construction in progress                                -                -         264,752
                                                     ------            -----         -------
                                                         31               77       6,295,554
  Less:  accumulated depreciation                        22                -       2,241,165
                                                     ------            -----       ---------
    Total property, plant and equipment                   9               77       4,054,389
                                                     ------            -----       ---------


Investments, at cost:
  Investment in Yorkshire Power and other
    unconsolidated subsidiaries                           -          (38,233)              -
  Notes receivable from affiliates                        -                -         192,620
  Other                                                   -           (6,000)         22,664
                                                     ------         --------        --------
    Total investments                                     -          (44,233)        215,284
                                                     ------         --------        --------

Current assets:
  Cash and temporary cash investments                 1,307                -          19,926
   Accounts receivable, less reserve for
    uncollectible accounts                               19         (324,415)        172,587
   Accrued unbilled revenues                              -                -         119,856
    Recoverable purchased gas and electric
     energy costs                                         -                -          62,761
   Materials and supplies, at average cost                -                -          47,881
   Fuel inventory, at average cost                        -          (22,296)         22,361
   Gas in underground storage, at cost (LIFO)             -                -          51,779
   Prepaid expenses and other                             -          (12,065)         46,523
                                                     ------          -------        --------
     Total current assets                             1,326         (358,776)        543,674
                                                     ------         --------        --------

Deferred charges:
  Regulatory assets                                       -                -         269,112
  Unamortized debt expense                                -                -          17,874
  Other                                                   -                -          77,303
                                                     ------            -----        --------
    Total deferred charges                                -                -         364,289
                                                     ------            -----        --------
                                                      1,335         (402,932)      5,177,636
                                                     ======         ========       =========

               PUBLIC SERVICE COMPANY OF COLORADO AND SUBSIDIARIES
                           CONSOLIDATING BALANCE SHEET
                               December 31, 1998
                             (Thousands of Dollars)

                                                       Public                                            New         Green
                                                       Service                   PSR         PS        Century        and
                                                      Company of      1480     Invest-   Colorado     Interna-      Clear
                                                       Colorado      Welton,    ment       Credit      tional,      Lakes
                                                       (parent)        Inc.      Inc.    Corporation     Inc.       Company
                                                       --------      -------     ----    -----------   -------     -------
          CAPITAL AND LIABILITIES

 Common stock                                         1,302,119        7,506       3,632     23,675            -           25
 Retained earnings                                      325,213          109       2,034          -            -            -
 Accumulated comprehensive income                             -            -           -          -            -            -
                                                   ------------- ------------ ----------- ---------- ------------  -----------
     Total common equity                              1,627,332        7,615       5,666     23,675            -           25

 PSCo and SPS obligated mandatorily redeemable
     preferred securities of subsidiary trust
     holding solely subordinated debentures
     of PSCo and SPS                                          -            -           -          -            -            -
 Long-term debt of subsidiaries                       1,712,827       30,303           -    100,000            -            -
                                                   ------------- ------------ ----------- ---------- ------------  -----------
                                                      3,340,159       37,918       5,666    123,675            -           25
                                                   ------------- ------------ ----------- ---------- ------------  -----------

 Noncurrent liabilities:
     Employees' postretirement benefits other
       than pensions                                     55,537            -           -          -            -            -
     Employees' postemployment benefits                  27,195            -           -          -            -            -
                                                   ------------- ------------ ----------- ---------- ------------  -----------
       Total noncurrent liabilities                      82,732            -           -          -            -            -
                                                   ------------- ------------ ----------- ---------- ------------  -----------

 Current liabilities:
     Notes payable and commercial paper                 345,636            -           -     69,225            -            -
     Long-term debt due within one year                  44,030          451           -          -            -            -
     Accounts payable                                   419,787           87          52    (23,087)           -            -
     Obligation to return accounts receivable                 -            -           -    174,996            -            -
     Dividends payable                                   46,461            -           -          -            -            -
     Customers' deposits                                 23,902            -           -          -            -            -
     Accrued taxes                                       60,483           55      (1,130)       (57)           -            -
     Accrued interest                                    35,954          340           -        435            -            -
     Current portion of accumulated deferred
       income taxes                                       8,147           (5)          -          -            -            -
     Other                                               68,052           19           -          -            -            -
                                                   ------------- ------------ ----------- ---------- ------------  -----------
       Total current liabilities                      1,052,452          947      (1,078)   221,512            -            -
                                                   ------------- ------------ ----------- ---------- ------------  -----------

 Deferred credits:
     Customers' advances for construction                54,260            -           -          -            -            -
     Unamortized investment tax credits                  93,632          827           -          -            -            -
     Accumulated deferred income taxes                  527,502       11,671           -          -            -            -
     Other                                               27,333            -           -          -            -            -
                                                   ------------- ------------ ----------- ---------- ------------  -----------
       Total deferred credits                           702,727       12,498           -          -            -            -
                                                   ------------- ------------ ----------- ---------- ------------  -----------

                                                      5,178,070       51,363       4,588    345,187            -           25
                                                   ============= ============ =========== ========== ============  ===========

               PUBLIC SERVICE COMPANY OF COLORADO AND SUBSIDIARIES
                           CONSOLIDATING BALANCE SHEET
                               December 31, 1998
                             (Thousands of Dollars)


                                                      Fuel           Elimina-       Public
                                                    Resources         tions         Service
                                                  Development Co.      and         Company of
                                                  (a dissolved      reclassifi-     Colorado
                                                  Colorado Corp.)    cations     (consolidated)
                                                  --------------    -----------  --------------
         CAPITAL AND LIABILITIES

 Common stock                                           43,650       (78,488)      1,302,119
 Retained earnings                                     (42,475)       40,332         325,213
 Accumulated comprehensive income                            -             -               -
                                                        ------        ------         -------
     Total common equity                                 1,175       (38,156)      1,627,332

 PSCo and SPS obligated mandatorily redeemable
     preferred securities of subsidiary trust
     holding solely subordinated debentures
     of PSCo and SPS                                         -       194,000         194,000
 Long-term debt of subsidiaries                              -      (200,000)      1,643,130
                                                      --------      --------       ---------
                                                         1,175       (44,156)      3,464,462
                                                      --------       -------       ---------

 Noncurrent liabilities:
     Employees' postretirement benefits other
       than pensions                                         -             -          55,537
     Employees' postemployment benefits                      -             -          27,195
                                                       --------       ------        --------
       Total noncurrent liabilities                          -             -          82,732
                                                       --------       ------        --------

 Current liabilities:
     Notes payable and commercial paper                      -       (12,066)        402,795
     Long-term debt due within one year                      -             -          44,481
     Accounts payable                                    1,587      (171,714)        226,712
     Obligation to return accounts receivable                -      (174,996)              -
     Dividends payable                                       -             -          46,461
     Customers' deposits                                     -             -          23,902
     Accrued taxes                                      (1,503)            -          57,848
     Accrued interest                                        -             -          36,729
     Current portion of accumulated deferred
       income taxes                                          -             -           8,142
     Other                                                 658             -          68,729
                                                       -------       -------        --------
       Total current liabilities                           742      (358,776)        915,799
                                                       -------       -------        --------

 Deferred credits:
     Customers' advances for construction                    -             -          54,260
     Unamortized investment tax credits                      -             -          94,459
     Accumulated deferred income taxes                    (592)            -         538,581
     Other                                                  10             -          27,343
                                                       --------       ------        --------
                                                          (582)            -         714,643
       Total deferred credits                          --------      -------        --------

                                                         1,335      (402,932)      5,177,636
                                                       ========     ========      =========


                                    EXHIBITS

Copies of the documents listed below which are identified with an asterisk (*) have heretofore been filed with the SEC and are incorporated herein by reference and a part hereof. Exhibits not so identified are filed herewith unless otherwise stated.

Exhibit A* Annual reports of NCE (File No. 1-12927),  PSCo (File No. 1-3280) and
           SPS (File No. 1-3789) are incorporated herein by reference to their combined annual report on Form 10-K ("Combined Form 10-K") for the year ended December 31, 1998.

Exhibit B
         NCE
  B-1.1* Restated  Articles of  Incorporation  dated  December 8, 1995 (NCE Form
         S-4, Exhibit 3(a)).

  B-1.2* Restated Bylaws dated December 15, 1998 (Combined Form 10-K for the year ended December 31, 1998, Exhibit 3(b)1, File No. 1-12927).

  B-1.3* Rights Agreement, dated as of August 1, 1997, between NCE and the Bank of New York, as Rights Agent (NCE Form 8-K, Exhibit 1, File No. 1-12927).

         PSCo
  B-2.1* Amended  and  Restated  Articles of  Incorporation  dated July 10, 1998
         (Combined Form 10-K for the year ended December 31, 1998, Exhibit 3(a)1, File No. 1-3280).

  B-2.2* By-laws dated  November 20, 1997 (Combined Form 10-K for the year ended
         December 31, 1997, Exhibit 3(b)1, File No. 1-3280).

         SPS
  B-3.1* Amended and Restated Articles of Incorporation dated September 30, 1997
         (Combined Form 10-K for the year ended December 31,1997, Exhibit 3(a)2, File No. 1-3789).

  B-3.2* By-laws dated September 29, 1997 (Combined Form 10-K for the year ended
         December 31,1997, Exhibit 3(b)2, File No. 1-3789).

Exhibit C* Instruments defining the rights of security holders, including indentures have been previously filed with the SEC and are identified in the exhibit index in the combined Form 10K for the year ended December 31, 1998.

Exhibit D New Century Energies, Inc. and subsidiary companies agreement for filing consolidated Federal income tax return and for allocation of consolidated Federal income tax return and for allocation of allocation of consolidated Federal income tax liabilities and benefits.

Exhibit F

  F-1.1* Financial   information   for  Yorkshire   Power  Group  Limited  (File
         No.333-47925) is incorporated herein by reference to its Annual Report on Form 10-K for the year ended March 31, 1998 and its Quarterly Report on Form 10-Q for the quarter ended December 31, 1998.

  F-1.2 Balance sheets and statements of income and cash flows, to the extent to F1.8 available for subsidiaries that are not considered a majority owned associate company including Cadence Network, L.L.C., Windpower Partners 1994,L.P., Borger Energy Associates, L.P., Quixx Linden, L.P., Young Gas Storage Company, Ltd., Johnstown Cogeneration Company, L.L.C. and Centrus, L.L.P. are filed confidentially pursuant to Rule 104 (b) of the PUHCA.

Exhibit G Financial Data Schedules for NCE and subsidiary companies. (Included in electronic submission only.)

Exhibit H The relationship of each EWG in which the system holds an interest to other system companies is reflected in Item 1.

Exhibit I
 I-1 to
 I-3 Balance sheets and statements of income and cash flows, to the extent available, for EWGs and FUCOs that are not considered a majority-owned associate company including Denver City Energy
         Associates, L.P., IPC, IPI and Central Piedra Buena filed confidentially pursuant to Rule 104 (b) of the PUHCA.

Exhibit D

               New Century Energies, Inc. and Subsidiary Companies
           AGREEMENT FOR FILING CONSOLIDATED FEDERAL INCOME TAX RETURN
                                     AND FOR
            ALLOCATION OF CONSOLIDATED FEDERAL INCOME TAX LIABILITIES
                                  AND BENEFITS

      New Century Energies, Inc., a registered public utility holding company, and its Subsidiaries (collectively referred to as the "Parties") hereby agree to join annually in the filing of a consolidated federal income tax return and to allocate the consolidated federal income tax liabilities and benefits among the members of the consolidated group in accordance with the provisions of this Agreement.

      PARTIES TO THE AGREEMENT:
                                                  Federal Employer
      Company Name and Address                  Identification Number
      ------------------------                  ---------------------

      New Century Energies, Inc.                   84-1334327
      Denver, Colorado

      Public Service Company of Colorado           84-0296600
      Denver, Colorado

      Southwestern Public Service Company          75-0575400
      Amarillo, Texas

      New Century Services, Inc.                   84-1393401
      Denver, Colorado

      Cheyenne Light, Fuel and Power Company       83-0110025
      Cheyenne, Wyoming

      WestGas Interstate, Inc.                     84-1146601
      Denver, Colorado

      NC Enterprises, Inc.                         84-1393468
      Denver, Colorado

      Green & Clear Lakes Company                  84-6015505
      Denver, Colorado

      1480 Welton, Inc.                            84-6015504
      Denver, Colorado

      PS Colorado Credit Corporation               84-1032526
      Denver, Colorado

      PSR Investments, Inc.                        84-1008701
      Denver, Colorado

      New Century International, Inc.              84-1396518
      Denver, Colorado

      Natural Fuels Corporation                    84-1138036
      Denver, Colorado

      Fuel Resources Development Company           84-0606084
      Denver, Colorado

      e prime, inc.                                84-1294626
      Denver, Colorado

      Young Gas Storage Company                    76-0411694
      Denver, Colorado

      Texas Ohio Gas, Inc.                         76-0229099
      Denver, Colorado

      Texas Ohio Gas Pipeline                      76-0323102
      Denver, Colorado

      e prime Networks, Inc.                       84-1378878
      Denver, Colorado

      e prime operating, inc.                      84-1432058
      Denver, Colorado

      e prime projects international, inc.            84-1432055
      Denver, Colorado

      e prime Marketing, Inc.                      84-1405841
      Denver, Colorado

      Quixx Corporation                            75-2052223
      Amarillo, Texas

      Quixx Power Services, Inc.                   75-2507740
      Amarillo, Texas

      Quixx Carolina, Inc.                         75-2620106
      Amarillo, Texas

      Quixx WPP94, Inc.                            75-2571713
      Amarillo, Texas

      Quixx Resources, Inc.                        88-0352919
      Amarillo, Texas

      Quixx Borger Cogen, Inc.                     52-2035347
      Amarillo, Texas

      Quixxlin Corporation                         74-2792015
      Amarillo, Texas

      Quixx Jamaica, Inc.                          75-2572413
      Amarillo, Texas

      KES Montego, Inc.                            94-3210528
      Amarillo, Texas

      Quixx Jamaica Power, Inc.                    52-2035350
      Amarillo, Texas

      Quixx Mustang Station, Inc.                  75-2673153
      Amarillo, Texas

      Utility Engineering Corporation              75-2052226
      Amarillo, Texas

      Precision Resource Company                   75-2649652
      Amarillo, Texas

      Universal Utility Services Company           75-2648792
      Amarillo, Texas

      The Planergy Group, Inc.                     76-0295947
      Denver, Colorado

      Planergy, Inc.                               74-1931624
      Denver, Colorado

      Planergy (Delaware), Inc.                    74-2803427
      Denver, Colorado

      Planergy New York, Inc.                      74-2607771
      Denver, Colorado

      Planergy Power II, Inc.                      76-0375390
      Denver, Colorado

      Planergy Services, Inc.                      68-0138424
      Denver, Colorado

      Planergy Energy Services, Inc.               68-0138748
      Denver, Colorado

      Planergy Services USA, Inc.                  68-0138749
      Denver, Colorado

      Cogeneration Capital Associates, Inc.        94-2749760
      Denver, Colorado

      Planergy Services of Houston, Inc.           68-0149373
      Denver, Colorado

      Planergy Services of Texas, Inc.             68-0149372
      Denver, Colorado

      Planergy Services of California, Inc.        68-0041898
      Denver, Colorado

      New Century - Cadence, Inc.                  84-1435388
      Denver, Colorado

      New Century - Centrus                        84-1464846
      Denver, Colorado

      New Century Energy Telecommunications        84-1378877
      Denver, Colorado



      DEFINITIONS:

            "Consolidated Tax" is the aggregate current federal income tax liability for a tax year. It is the tax shown on the consolidated federal income tax return and any adjustments thereto thereafter determined. The Consolidated Tax will be the refund if the consolidated return shows a negative tax.

            "Corporate Tax Credit" is a negative separate return tax of an associate company for a tax year, equal to the amount by which the Consolidated Tax is reduced by including a net corporate taxable loss or other net tax benefit of such associate company in the consolidated tax return.

            "Corporate Taxable Income" is the taxable income or loss of an associate company for a tax year, computed as though such company had filed a separate return on the same basis as used in the consolidated return, except that dividend income from associate companies shall be disregarded, and other intercompany transactions, eliminated in consolidation, shall be given appropriate effect. It shall be further adjusted to allow for applicable rights accrued to the associate company under the second paragraph of sub-section (f) of this Agreement, but carryovers or carrybacks shall not be taken into account if the associate company has been paid a Corporate Tax Credit therefor. If an associate company is a member of the registered system's consolidated tax group for only part of a tax year, that period will be deemed to be its tax year for purposes of this Agreement.

            "Separate Return Tax" is the tax on the Corporate Taxable Income of an associate company computed as though such company were not a member of a consolidated group.

These definitions shall apply, as appropriate, in the context of the Alternative Minimum Tax ("AMT").

      TAX ALLOCATION PROCEDURES:

            Notwithstanding anything in this Agreement to the contrary, the Consolidated Tax shall be allocated among the Parties consistent with Rule 45(c) of the Public Utility Holding Company Act of 1935, utilizing the "Separate Return Tax" method.

            (a) The Consolidated Tax, exclusive of the AMT, will be allocated among the Parties based on the ratio of each member's Separate Return Tax to the total Separate Return Tax. The positive tax liability allocated to any subsidiary of the group will not exceed the Separate Return Tax of such subsidiary.

            (b) Consolidated AMT, i.e., positive consolidated Tentative Minimum Tax (TMT) in excess of consolidated regular income tax, shall be allocated only to those members who on a separate return basis would have an excess of TMT over regular income tax (Excess). For purposes of this allocation, TMT and regular income tax can be positive or negative. Consolidated AMT will be apportioned among those members of the Affiliated Group in accordance with the ratio that the Excess of each Member computed on a separate return basis bears to the total amount of Excess for all members computed on a separate return basis. A member's regular income tax allocation will not be reduced as the result of any AMT allocation.

            (c) An AMT credit shall be allocated in accordance with the ratio that consolidated AMT was apportioned in sub-section (b) of this agreement. Only those members that had an AMT liability for the current year are allocated the credit. This credit is used to reduce the tax liability or increase the tax reimbursement of such members in a future year only when the Affiliated Group is not in a consolidated AMT position for that taxable year. The Parent shall inform each member when and to what extent such credit will be utilized.

            (d) Intercompany transactions eliminated by consolidation entries which affect the consolidated tax will be restored to the appropriate member of the group for the purpose of computing Separate Return Tax.

            (e) Any material items taxed at different rates or involving other special benefits or limitations included in the consolidated tax and separate return tax for any year will be allocated to the individual members of the group.

            (f) Each member of the group having a corporate tax loss will be included in the allocation of the Consolidated Tax. Those associate companies with a positive allocation will pay the amount allocated and those associate companies with a negative allocation will receive current payment for their Corporate Tax Credit. These payments will be allocated to the members of the group having Separate Return Tax as provided in sub-section (a) of this Agreement.

            If the aggregate of the members' corporate tax losses or other tax benefits are not entirely utilized on the current year's consolidated return, the consolidated carryback to the applicable prior tax year(s) will be allocated in the same manner as provided in sub-section (g) of this Agreement. If these losses or other tax benefits cannot be used through a carryback to a previous consolidated return year, their carryover shall be equitably allocated to those members whose investments or contributions generated the business or tax credit or the capital loss, or whose activities generated other losses or tax benefits.

            (g) In the event the Consolidated Tax liability is subsequently revised by Internal Revenue Service audit adjustments, amended returns, claims for refund, or otherwise, such changes shall be allocated in the same manner as though the adjustments on which they are based had formed a part of the original consolidated return.



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


      EFFECTIVE DATE:

            This Agreement is effective for the allocation of the current federal income tax liabilities of the Parties for the tax year in which final approval is received for the merger of Public Service Company of Colorado and Southwestern Public Service Company, and all subsequent years until this Agreement is revised.

      NEW MEMBERS:

            If during a consolidated return period the Parent or a subsidiary acquires or organizes another corporation that is required to be included in the consolidated return, then such corporation shall join in and be bound by this agreement.

      APPROVAL:

            This Agreement is subject to the approval of the Securities and Exchange Commission. A copy of this Agreement will be filed as an exhibit to the Form U5S Annual Report to the Securities and Exchange Commission by New Century Energies, Inc. for the year in which final approval is received for the merger of Public Service Company of Colorado and Southwestern Public Service Company.

            Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned, duly authorized, have signed this Agreement on behalf of the Parties indicated.




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


                                    SIGNATURE


Each undersigned system company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of each undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.


                           NEW CENTURY ENERGIES, INC.


                                          By: /s/ Teresa S. Madden
                                                  Teresa S. Madden
                                                   Controller

Dated:  May 3, 1999



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